                                  United States Securities and Exchange Commission
                                               Washington, D.C. 20549

                                                     FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
                          Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                            Security Capital Corporation
                                           (Name of Small Business Issuer)

                           Mississippi                                    64-0681198
(State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.)

                                          295 Highway 6 West/P. O. Box 690
                                            Batesville, Mississippi 38606
                                       (Address of principal executive office)

                                                   (662) 563-9311
                                             (Issuer's telephone number)

Securities to be registered pursuant to Section 12 (g) of the Act:

                                       Common Stock, $5.00 Par Value Per Share
                                                  (Title of Class)

                                                       PART I

ITEM 1.   DESCRIPTION OF BUSINESS

                                    General Development and Structure of Business

Security Capital Corporation (the “Corporation”) is a one-bank holding company and has two subsidiaries, First Security Bank (the “Bank”) and Batesville Security Building Corporation (a nonbank corporation.)

As a bank holding company, the Corporation engages in commercial banking through its sole banking subsidiary and may engage in certain non-banking activities closely related to banking and may own certain other business corporations that are not banks, subject to applicable laws and regulations. All references hereinafter to the activities or operations of the Corporation reflect the Corporation’s acting or operating through the Bank.

Security Capital Corporation was incorporated on September 16, 1982 for the purpose of acquiring the Bank and serving as a one-bank holding company.

The Bank was originally chartered under the laws of the State of Mississippi on October 25, 1951.

Batesville Security Building Corporation, the nonbank subsidiary, was chartered under the laws of the State of Mississippi on June 23, 1971, for the purpose of acquiring real estate; to hold, improve, develop, operate, manage, mortgage, sell, exchange and lease and to generally deal and manage real estate and personal property. Batesville Security Building Corporation is a wholly owned subsidiary of Security Capital Corporation.

The Corporation’s home or principal office is located at 295 Highway 6 West, Batesville, Mississippi, 38606. The telephone of the home or principal office is (662) 563-9311.

Operations

The Corporation, through the Bank, engages in a wide range of commercial and personal banking activities, including accepting demand deposits (including NOW and Money Market Accounts), accepting savings and time deposit accounts, making secured and unsecured loans to corporations, individuals and others, issuing credit cards, issuing and processing ATM cards and debit cards, issuing letters of credit (including commercial and standby), originating mortgage loans, and providing personal and corporate trust services.

The Corporation’s lending services include commercial, real estate, installment (direct and indirect), credit card loans, merchant accounts receivable loans, student loans, and agricultural loans. Revenues from the Corporation’s Lending activities constitute the largest component of the Corporation’s operating revenues.

The loan portfolio constituted 66.53% of the earning assets of the Corporation at December 31, 2002. The Corporation’s loan personnel have the authority to extend credit under guidelines established and approved by the Board of Directors. Any aggregate credit which exceeds the authority of the loan officer or a combination of several authority limits is forwarded to the Loan Committee for approval. The Loan Committee is comprised of various Bank Directors, including the Chairman.

The Corporation’s primary lending areas are the counties of Desoto, Panola, Quitman and Tunica in the State of Mississippi. The Corporation may extend credit to borrowers out of the primary lending area but on a limited basis in which the risk is low and/or a relationship may exist with the borrower and an industry or a development in the primary lending area.

Panola County and Quitman County are rural areas, in which agriculture and industry play a big part in the economy. Desoto County and Tunica County have a different economic structure. The growth and composition of Desoto County has been dictated, primarily, by the outflow from Memphis, Tennessee, seeking residential living developments as well as locations for retail businesses and other commercial developments outside the Memphis city limits. Tunica County’s economy is dependent on the gaming industry to provide employment and to provide resources for the operation of the county. The numerous casinos in the Tunica area employ residents from the surrounding counties and residents from the States of Tennessee and Arkansas.

The Corporation has in the past and intends to continue to make most types of real estate loans including but not limited to single and multi-family housing, farm loans, residential and commercial construction loans and loans for commercial real estate. As of December 31, 2002, the Corporation had 24.00% of the loan portfolio in single family and multi-family housing, 6.67% in agricultural real estate, 27.59% in non-farm/non-residential financing, 24.99% in commercial loans which includes construction and land development, 3.22% in agricultural financing and 13.53% in consumer and other loans. Consumer loans include loans for household expenditures, car loans, credit card loans, student loans and other loans to individual.

The success of the loan portfolio is not dependent on a single borrower or group of borrowers. The large loans of the loan portfolio are defined as those loans with a balance of $286,000 and over. As of December 31, 2002, the loan portfolio totals $187.5 million of which the large lines total $82.9 million representing 105 borrowers.

The Corporation provides a wide range of personal and corporate trust and trust-related services which includes serving as executor of estates, as trustee under testamentary and inter vivos trusts and various pension and other employee benefit plans, as guardian of the estates of minors and incompetents, as escrow agent under various agreements, as transfer agent and paying agent of registered bond issues, and as custodian for assets invested. In addition, the Trust Department of the Bank offers a variety of investment tools which includes a money management and financial planning program that uses the skills and abilities of a Certified Financial Planner and a Certified Retirement Services Professional among other specialists who are within the employment of the Bank and the Trust Department.

In recent years, the Corporation has opened several new locations to expand the banking area of the Bank. In October of 1998, the banking locations at Como, Mississippi, and Crenshaw, Mississippi, were purchased from First Tennessee Bank. In July of 1999, Planters Bank in Tunica was purchased from First Tennessee Bank. In December of 1995, a loan production office opened in Desoto County in the city of Olive Branch with one employee. In June of 1997, a full service bank branch opened and continued the Bank’s operation in the Olive Branch area with four employees. In October of 2001, the Bank’s operation in Olive Branch moved to a newly constructed building with features of four drive-thru lanes and a total square footage of 7,000 to accommodate the projected growth in that area. The number of employees at Olive Branch in 2002 grew to twelve. In January 2001, a loan production office officially opened in Desoto County in the city of Hernando. On July 1, 2002, the operation in Hernando moved from a loan production facility to a newly constructed building (a sister to the Olive Branch building) providing full banking services. The Corporation has offered ATM services for numerous years and began in 1995 “running” its own ATMs. Today, the Bank provides ATM services at twenty-three locations, seventeen of which are not located on bank property. The Bank, also, provides the customer with 24 hours a day, 7 days a week, access to their account balances and activity through a telephone banking product called First Line. Initiated in October of 2002, the Bank offered internet banking (First Teller) to accommodate those customers desiring through technology to review their account’s activity and images of the activity, if applicable, and pay their bills from anywhere in the world.

Employees

On December 31, 2002, the Bank had 146 full-time equivalent employees.

Supervision and Regulation

As a bank holding company, Corporation is subject to regulation under the Bank Holding Company Act of 1956, as amended, (the “BHCA”) and the examination and reporting requirements of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve Board. The BHCA also generally limits the activities of a bank holding company to that of banking, managing or controlling banks, or any other activity which is determined to be so closely related to banking or managing or controlling banks that an exception is allowed for those activities.

As a state-chartered commercial bank, the Bank, Corporation’s banking subsidiary, is subject to regulation, supervision and examination by the Mississippi Department of Banking and Consumer Finance. The Bank is also subject to regulation, supervision and examination by the Federal Deposit Insurance Corporation (the “FDIC”). State and Federal law also govern the activities in which the Bank engages, the investments it makes and the aggregate amount of loans that may be granted to one borrower. The insurance company subsidiary of the Bank is also regulated and examined by the Insurance Department of the State of Mississippi.

The earnings of the Bank and its subsidiaries are affected by general economic conditions, management policies, changes in state and Federal legislation and actions of various regulatory authorities, including those referred to above. The following description summarizes the significant state and Federal laws to which the Company, the Bank and subsidiaries are subject.

Capital

The Company and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve Board and the FDIC. There are two basic measures of capital adequacy for bank holding companies and their banking subsidiaries: a risk-based measure and a leverage measure.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among depository institutions and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The minimum guideline for the total capital to risk-weighted assets, including certain off-balance sheet items such as standby letters of credit (“total capital ratio”) is 8.0 percent. At least half of total capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets (“Tier 1 capital”). The remainder may consist of subordinated debt, other preferred stock, a limited amount of loan loss reserves, and unrealized gains on equity securities subject to limitations (“Tier 2 capital”).

The following table represents the capital ratios for the Corporation and the Bank as of December 31, 2002:

                                  Corporation                   Bank
Risk-Based Capital Ratio             Ratio                      Ratio             Requirements

Total Capital                        16.13                      15.46                      8%
Tier 1 Capital                       14.88                      14.20                      4%
Leverage Capital                     10.50                      10.02                      3%
Deposit Insurance Assessments

The deposits of the Bank are insured by the FDIC up to the limits set forth under applicable law. A majority of the deposits of the Bank are subject to the deposit insurance assessments of the Bank Insurance Fund (“BIF”) of the FDIC. However, a portion of the Bank’s deposits, relating to a savings association acquisition, are subject to assessments imposed by the Savings Association Insurance Fund (“SAIF”) of the FDIC. The FDIC equalized the assessment rates for BIF-insured and SAIF-insured deposits effective January 1, 1997. The assessments imposed on all FDIC deposits for deposit insurance have an effective rate ranging from 0 to 27 basis points per $100 of insured deposits, depending on the institution’s capital position and other supervisory factors. Legislation was enacted in 1996 requiring both SAIF-insured and BIF-insured deposits to pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation (“FICO”). The FDIC is currently assessing, effective for the first quarter of 2003, BIF- and SAIF-insured deposits totaling an additional 1.68 basis points per $100 of deposits.

Competition

The banking business is a highly competitive business. The Corporation’s market area consists principally of Panola, Quitman, Desoto and Tunica Counties in Mississippi. The Corporation competes with other financial institutions, as well as insurance companies and various other entities, for deposits and in providing financial services in these counties and the surrounding counties. The Corporation, as provided by the FDIC Market Share Report of June 30, 2002 (the latest Market Share Report), held 52.33% of the deposit market in Panola County. In Quitman County - an area with no growth and poor economy in the best of years - this same report reflects the Corporation holding 18.30 % of the deposit market. The majority of the deposit market is being held by the financial institution owned by one of the longstanding wealthy families in the area. In Desoto County, an area filled with large regional banks and national banks, the Corporation occupies a growing share of 1.91% of the deposit market as of June 30, 2002. Management measures the success of the locations in this area, not only by the growth of the deposits, but by its ability to continue to be competitive and to grow in the loan production area. In Tunica County, the Corporation has the largest deposit base of 35.23% with two other financial institutions rounding out the total percentage.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

Five Year Financial Summary

The following table sets forth certain financial information for the Corporation on a consolidated historical basis. Such information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and notes appearing elsewhere in this Registration Statement.

                                                            As of and for the Years Ended December 31,
                                             2002               2001             2000            1999             1998
                                                               (in thousands except per share data)
Income Statement Data:
Interest Income                             16,847             19,834          20,487           16,477           14,106
Interest Expense                             4,760              7,744           8,966            6,419            5,553
Net Interest Income                         12,087             12,090          11,521           10,058            8,553
Provision for Loan Losses                     -672               -701            -326             -271             -262
Net Interest Income After
Provision                                   11,415             11,389          11,195            9,787            8,291
Noninterest Income                           5,155              4,591           2,885            2,836            2,442
Noninterest Expenses                        10,092              9,555           8,779            7,346            5,762
Income Before Income Taxes                   6,478              6,425           5,301            5,277            4,971
Income Tax Expense                          -1,666             -1,814          -1,079           -1,507           -1,293
Net Income                                   4,812              4,611           4,222            3,770            3,678

Per Share Data:
Net Income*                                   2.14               2.05            1.88             1.67             1.62
Cash Dividends*                               0.90               0.81            0.76             0.65              .60
Book Value*                                  16.84              15.17           13.66            12.14            11.81

Performance Ratios:
Return on Average Assets                      1.54               1.64            1.50             1.57             1.92
Return on Equity                             14.11              15.04           14.96            14.40            15.38
Loans to Deposits                            69.28              71.04           76.57            60.34            62.77
Loans to Total Assets                        58.31              59.99           62.24            53.19            52.94
Equity Capital to Total Assets               11.99              12.01           10.78                           12.97

Other Financial
Information:
Common Stock (Issued)                    2,267,697          2,064,759       1,970,715        1,886,174        1,801,018
Treasury Stock                              20,006             19,765          19,203            8,428              925
Cash Dividends Declared                  2,022,867          1,819,753       1,632,254        1,464,944        1,307,300

*The per share information is based upon the retroactive effect of the stock dividends for the period.

                                                           As of the Years Ended December 31,
                                          2002              2001            2000            1999            1998
                                                          (in thousands except per share data)
Balance Sheet Data:
Total Assets                             315,596         278,512         284,579         276,617         202,672
Earning Assets                           276,677         244,345         250,369         243,224         184,196
Investment Securities AFS                 75,617          62,773          68,768          72,757          55,416
Investment Securities HTM                      0               0               0          11,818          13,756
Loans - Net                              184,060         167,079         177,115         147,119         107,297
Allowance for Loan
Losses                                     3,455           3,039           2,920           2,716           1,676
Total Deposits                           265,597         235,192         231,302         243,821         170,936
Savings Deposits                          19,747          17,552          16,714          17,242          12,987
Time Deposits                            121,093         112,032         105,051         102,957          83,480
Long Term Borrowings                       1,613           3,678           2,423           2,504           2,579
Shareholders' Equity                      37,857          34,429          30,920          27,480          26,715

Average Balances
Total Assets                             299,681         284,061         278,866         241,755         192,876
Earning Assets                           265,483         252,226         248,412         216,693         176,973
Securities                                66,418          66,403          76,603          78,972          64,158
Loans - Net                              176,026         175,016         164,729         123,855          99,966
Allowance for Loan
Losses                                     3,232           3,006           2,807           2,167           1,694
Savings Deposits                          18,127          16,097          16,560          14,848          12,544
Time Deposits                            110,189         114,704         103,388          95,429          83,063
Long-Term Borrowings                       4,852           5,434           2,460           2,542           2,615
Shareholder's Equity                      32,052          34,134          29,741          27,414          26,144

Other Data:
Number of Employees                          146             140             130             124              96

Management's Discussion and Analysis of Financial Condition and Results of Operations
For the Years Ended December 31, 2002, 2001 and 2000

Management’s Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of the Corporation’s balance sheets and statements of income. This section should be read in conjunction with the Corporation’s Consolidated Financial Statements and accompanying Notes and other detailed information appearing elsewhere in this Registration Statement.

This discussion includes various forward-looking statements with respect to credit quality (including delinquency trends and the allowance for loan losses), corporate objectives and other financial and business matters. When used in this discussion the words “anticipate,” “project,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements. The Corporation cautions that these forward- looking statements are subject to numerous assumptions, risks and uncertainties, all of which may change over time. Actual results could differ materially from forward-looking statements.

In addition to factors disclosed by the Corporation elsewhere in this Registration Statement, the following factors, among others, could cause actual results to differ materially from such forward-looking statements: exposure to local economic conditions, interest rate risk, credit quality, risks inherent in consumer and commercial lending, competition, and the extent and timing of legislative and regulatory actions and reforms.

Results of Operations

Overview

The Corporation earned $4,812,292 or $2.14 per share for 2002, $4,611,110 or $2.05 per share for 2001 and $4,222,197, or $1.88 per share for 2000 representing an increase of $590,095 or $.26 per share for the period from year 2000 through year 2002. These changes are due primarily to an increase in service charges on deposits and a decline in interest rates on deposits, offset by increases in salaries and employee benefits.

Net Interest Income

Net interest income is the most significant component of the Corporation’s earnings. Net interest income is the difference between interest and fees realized on earning assets, primarily loans and securities, and interest paid on deposits and other borrowed funds. The net interest income is determined by several factors, including the volume of earning assets and liabilities, the mix of earning assets and liabilities and interest rates. Although there are a certain number of these factors which can be controlled by management policies and actions, there are certain other factors, such as the general level of credit demand, the Federal Reserve Board monetary policy, and changes in tax law that are beyond the control of management.

The increase in net interest income in 2002 and 2001 as compared to 2000 is due primarily to the decrease in interest expense, which resulted primarily from a decline in interest rates.

The following table sets forth the major components of interest earning assets and interest-bearing liabilities for three consecutive years ending December 21, 2002.

Table 1 - Average Balances; Interest Earned and Interest Yields

                                                                      Years ended December 31,
                                                2002                            2001                            2000
                                    Average              Average    Average              Average    Average              Average
                                    Balance    Interest   Yields    Balance    Interest   Yields    Balance   Interest    Yields
Assets:
Interest-Earning Assets:
Securities                           66,418      3,210      4.84     66,403      3,506      5.28     76,603      4,078      5.32
BV to MV                              3,103                           1,385                          -1,208
Total Securities                     69,521      3,210      4.62     67,788      3,506      5.18     75,395      4,078      5.41

Loans (1)
Commercial/Agricultural             124,778      8,237      6.60    132,767     11,380      8.57    147,141     13,776      9.36
Consumer/Installment                 49,462      4,348      8.79     37,563      3,649      9.71     10,591      1,070     10.10
Mortgage                              2,119        187      8.82      4,285        375      8.75      6,141        534      8.70
Other Personal Loans                  2,529        229      9.05      2,751        251      9.12      2,848        293     10.29
Total Loans                         178,888     13,001      7.27    177,366     15,655      8.83    166,721     15,673      9.40

Other Investments
CDs with Other Banks                  2,742        167      6.09      6,851        238      3.47      5,594        343      6.13
Federal Funds Sold                    5,908         98      1.66      4,755        163      3.43      2,357        164      6.96
FHLB Account/Bank
Accounts                             11,288        175      1.55        135          4      2.96          0          0      0.00
Total Other                          19,938        440      2.21     11,741        405      3.45      7,951        507      6.38

Total Earning Assets                268,347     16,673      6.21    256,895     19,562      7.61    250,067     20,258      8.10

Noninterest Earning Assets:

Allowance for Loan Losses            -3,232                          -3,006                          -2,807
Fixed Assets                         11,073                           9,307                           5,444
Other Assets                         12,073                          12,586                          15,688
Cash and Due Froms                   11,050                           8,886                           8,900
Overdrafts/ODP                          370                             401                             517

Total Noninterest Earning
Assets                               31,334                          28,174                          27,742

Total Assets                        299,681                         285,069                         277,809

                                                                      Years ended December 31,
                                                2002                            2001                            2000
                                    Average              Average    Average              Average    Average              Average
                                    Balance    Interest   Yields    Balance    Interest   Yields    Balance   Interest    Yields
Deposits:
Interest-Bearing DDA                 79,950      1,072      1.34     70,591      1,559      2.21     73,049      2,230      3.05
Savings Deposits                     18,127        289      1.59     16,097        324      2.01     16,560        336      2.03
Time Deposits                       110,189      2,939      2.67    114,704      5,431      4.73    103,388      5,702      5.52

Total Interest-Bearing
Deposits                            208,266     4,3002      2.06    201,392      7,314      3.63    192,997      8,268      4.28

Borrowed Funds
Short-Term Borrowings                   625         10      1.60        931         44      4.73      3,511        227      6.47
FHLB Advances-
Short/Long-Term                       9,809        459      4.68      7,222        396      5.48      7,481        500      6.68

Total Borrowed Funds                 10,434        469      4.49      8,153        440      5.40     10,992        727      6.61

Total Interest-Bearing
Liabilities                         218,700      4,769      2.18    209,545      7,754      3.70    203,989      8,995      4.41

Non-Interest-Bearing
Liabilities
Non-Interest-Bearing
Deposits                             41,765                          38,917                          42,526
Other Liabilities                     3,475                           3,224                           2,703

Shareholders' Equity                 35,741                          33,383                          28,591

Total Liabilities &
Stockholders' Equity                299,681                         285,069                         277,809

Net Interest Income &
Interest Rate Spread                            11,904      4.03                11,808      3.91                11,263      3.69

Net Interest Margin                                         4.44                            4.60                            4.50

(1)      Non-accrual loans, if applicable for the years presented, are included in average loan balances.

         The following table sets forth net interest earning assets and liabilities for 2002, 2001 and 2000.

Table 2 - Net Interest Earning Assets

                            2002                  2001                  2000
Average Interest
Earning Assets             268,347               256,895              250,067

Average Interest
Bearing Liabilities        218,700               209,545              203,989

Net                         49,647                47,350               46,078
Non-Interest Income and Non-Interest Expense

Non-interest income increased substantially from 2000 to 2001 due to a $1.3 million increase in service charges on deposits. Non-interest income increased by $564 thousand from 2001 to 2002 due primarily to an increase in other operating income of $267 thousand which includes but is not limited to a profit on disposal of a building and income from investing in Bank Own Life Insurance (BOLI).

Non-interest expense increased by 9.54% from 2000 to 2001 and increased by 4.54% from 2001 to 2002, primarily because of increases in salaries and employee benefits. This increase reflects the Corporation’s move into new market areas, namely Tunica, Robinsonville and Hernando, that required banking facilities as well as employees to perform the operational procedures. Also, the Corporation provided its Olive Branch location and Hernando location with a new state of the art building to address the needs of its staff and the increase in business as well as to present an attractive banking establishment for its customers. Of course with the establishment of a new facility, other costs are involved such as utility expense, the purchase of new equipment and the increase in the maintenance costs of the equipment. In addition to the increase in employees, salaries and employee benefits normally increase in a range from 3% to 7% depending the profits and the attainment of performance goals.

The following table provides details on non-interest income and expense for the Years ended December 31, 1998 through 2002.

Table 3 - Non-Interest Income and Expense
                                                               For the Year Ended December 31,
                                                                 2002        2001        2000
Non-Interest Income:
Trust Department Income                                           734         652         643
Service Charges: Deposits                                       3,671       3,456       2,155
Other Operating Income                                            750         483          15
Total Non-Interest Income                                       5,155       4,591       2,855

Non-Interest Expense:
Salaries & Employee Benefits                                    6,145       5,598       5,015
Occupancy Expense                                               1,277       1,143       1,114
Other Operating Expense                                         2,670       2,814       2,650
Total Non-Interest Expense                                     10,092       9,555       8,779

Income Taxes

The Corporation records a provision for income taxes currently payable, along with a provision for those taxes in the future. Such deferred taxes arise from differences in timing of certain items for financial statement reporting rather than income tax reporting. The Corporation benefits in its computation of income taxes due from having tax-exempt securities and loans.

Financial Condition Loans

The loan portfolio constitutes the major earning asset of the Corporation and in the opinion of management offers the best alternative for maximizing interest spread above the cost of funds. The continuing loan growth is primarily due to the Corporation’s move to a market area that is experiencing rapid growth in the building of residential and commercial structures. Real Estate Loans and Commercial Loans comprise the largest segment of the loan portfolio. Commercial loans which bear a higher degree of risk comprise 10.50% of the loan portfolio at December 31, 2002. Agricultural loans, another type of loan that carries a higher degree of risk are only 3.22% of the loan portfolio at December 31, 2002.

The following table reflects outstanding balances by loan types for the past five years.

Table 4 - Loans by Type
                                                                 December 31,
                                            2002         2001         2000        1999        1998

Real Estate                               136,404       117,657     112,108      84,045      64,414
Agricultural                                6,036         8,265      10,952      11,903       6,566
Commercial                                 19,691        17,794      25,198      24,898      14,829
Consumer                                   23,556        24,849      29,378      26,616      20,939
Other                                       1,828         1,553       2,399       2,373       2,225

Total Loans                               187,515       170,118     180,035     149,835     108,973

         The following table reflects the maturity schedule or repricing frequency of all loans that will reprice or mature within one year.

Table 5 - Loan Liquidity
                                                                                        December 31,
                                                                                      2002         2001
Total Loans That Will Reprice or Will Mature Within One Year                  $      100,779$      99,451
Allowance and Provision for Loan Losses

The provision for loan losses represent charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount believed by management to be sufficient to absorb losses inherent in the credit portfolio. Factors considered in establishing an appropriate allowance include: a careful assessment of the financial condition of the borrower; a realistic determination for the value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; a comprehensive analysis of the levels and trends of loan categories; and review of delinquent and classified loans.

The Corporation maintains a comprehensive loan review program to evaluate loan administration, credit quality, and loan documentation. This program includes a regular review of problem loans, delinquencies, and charge-offs. The adequacy of the allowance for loan losses is evaluated on a quarterly basis. This evaluation focuses on specific loan reviews, changes in the type and volume of the loan portfolio given the current and forecasted economic conditions, and historical loss experience. Any one of the following conditions may necessitate a review of a specific loan: a question of whether the customer’s cash flow or net worth may not be sufficient to repay the loan; the loan has been criticized in a regulatory examination; the accrual of interest has been suspended; serious delinquency; or other reasons where either the ultimate collectibility of the loan is in question or the loan has other special or unusual characteristics which require special monitoring.

Activity in the allowance for loan losses is reflected in Table 6 - Analysis of Allowance for Loan Losses. The recorded values of loans and leases actually removed from the consolidated balance sheets are referred to as charge-offs and, after netting out recoveries on previously charged-off assets, become net charge-offs. The Corporation’s policy is to charge-off loans, when, in management’s opinion, the loan is deemed uncollectible, although concerted efforts are made to maximize recovery.

Table 6 -  Allowance for Loan Losses

                                                                        December 31,
                                                     2002          2001        2000       1999       1998
Balance at  Beginning of Year                        3,039        2,920       2,716      1,676      1,602

Loans Charged-Off
Real Estate                                             44          121
Commercial & Other                                     106           74         252        174        236
Credit Cards                                             4            4          16          5          7
Installment/Consumer                                   584          667         116        166        120
Total Charge-Offs                                      738          866         384        345        363

Charge-Off Recovered
Real Estate                                             43            8           6
Commercial & Other                                      10           18          69        122        117
Credit Cards                                             0            3           1          1
Installment/Consumer                                   423          254         185         99         58
Other                                                    6            1
Total Recoveries                                       482          284         261        222        175

Net Charge-Offs                                        256          582         123        123        188

Current Year Provision                                 672          701         327        271        262
Adjustment (1)                                                                             892
Balance at Year End                                  3,455        3,039       2,920      2,716      1,676

Loans at Year End (Net of Reserve)                 184,060      167,079     177,115    147,119    107,297

Ratio: Allowance to Loans                            1.88%        1.82%       1.65%      1.85%      1.56%

Average Loans                                      178,888      177,366     166,721    126,023    101,660

Ratio: Allowance to Average Loans                    1.93%        1.71%       1.75%      2.16%      1.65%

Nonperforming assets and relative percentages to loan balances are presented in Table 7 - Nonperforming Assets. The level of nonperforming loans and leases is an important element in assessing asset quality and the relevant risk in the credit portfolio. Nonperforming loans include non-accrual loans, restructured loans, and loans delinquent 90 days or more. Loans are classified as non-accrual when management believes that collection of interest is doubtful, typically when payments are past due over 90 days, unless well secured and in the process of collection. Another element associated with asset quality is other real estate owned (OREO), which represents properties acquired by the Corporation through loan defaults by customers.

Table 7 - Nonperforming Assets

                                                          December 31,
                                         2002       2001       2000      1999       1998
Loans:
Non-accrual                                590       495        306       238          0
90 Days+ Past-Due                          307       333        162       447         35

Total Nonperforming Loans                  897       828        468       685         35
As % of Total Loans                      0.48%     0.49%      0.26%     0.46%      0.03%

Other Real Estate                          234       228        214         5          5
As % of Total Loans                      0.12%     0.13%      0.12%     0.00%      0.00%

Loan Loss Reserve                        3,455     3,039      2,920     2,716      1,676

Loan Charge-Offs                           738       866        384       345        363

Total Loans includes Reserve           187,515   170,118    180,034   149,790    108,960

The consolidated reserve for loan losses reflected in Table 7 are the balances remaining after the charge offs for the year. The appropriate level for possible future loans losses is derived by an evaluation quarterly using the criteria of total loans and nonperforming loans among other essential criteria.

Management believes loans classified for regulatory purposes as loss, doubtful, or substandard that are not included in nonperforming or impaired loans do not represent or result from trends or uncertainties which will have a material impact on future operating results, liquidity, or capital resources. The most recent safety and soundness exam conducted by the FDIC as of December 31, 2001identified $3,130,000 as Substandard loans and $99,000 as Loss loans. These loans have been watched by management.

In addition to loans classified for regulatory purposes, management, also, designates certain loans for internal monitoring purposes in a watch category. Loans may be placed on management’s watch list as a result of delinquent status, concern about the borrower’s financial condition or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of management’s desire to monitor more closely a borrower’s financial condition and performance. Watch category loans may include loans with loss potential that are still performing and accruing interest and may be current under the terms of the loan agreement; however, management may have a significant degree of concern about the borrowers’ ability to continue to perform according to the terms of the loan. Loss exposure on these loans is typically evaluated based primarily upon the estimated liquidation value of the collateral securing the loan. Also, watch category loans may include credits which, although adequately secured and performing, reflect a past delinquency problem or unfavorable financial trends exhibited by the borrower.

All watch list loans are subject to additional scrutiny and monitoring. The Corporation’s policies require loan officers to identify borrowers that should be monitored in this fashion and believe this process ultimately results in the identification of problem loans in a more timely fashion. At December 31, 2002, the Corporation in its Loan Loss Reserve Analysis classified $6,612,899 with a coding of Watch, $1,371,951 with a rating of Substandard, and $11,686 with a rating of Doubtful.

All other real estate is carried by the Corporation at the lower of cost or market value. Any normal expense of holding the other real estate is expensed as occurred. Any expenses from the other real estate that is substantial or that extends the life of the asset is capitalized.

Securities

Securities are identified as either Available for Sale or Held to Maturity. Securities held to maturity are those securities which the Corporation has both the intent and the ability to hold to maturity and are reported at the amortized cost. Securities available for sale are those securities which the Corporation may decide to sell if needed for liquidity, asset/liability management or other reasons. Securities that are available for sale are reported at market value with the unrealized gains or losses included as a separate component of equity, net of tax.

Table 8 - Securities

                                                              December 31,
                                             2002      2001       2000       1999      1998
Securities Available for Sale
U. S. Treasuries                               713      1,007     1,506      4,504    20,410
U. S. Agencies                              14,924      1,032     4,017     16,916     3,670
Mortgage Backed                             17,260     14,045    14,664     19,028    13,958
State, Municipals & Other                   41,982     45,972    47,899     31,677    16,797
Equities                                       738        717       682        632       581
Total Securities Available for Sale         75,617     62,773    68,768     72,757    55,416

Securities Held to Maturity
U. S. Treasuries                                 0          0         0          0         0
U. S. Agencies                                   0          0         0          0         0
Mortgage Backed                                  0          0         0          0         0
State, Municipals & Other                        0          0         0     11,818    13,756

Total Securities HTM                             0          0         0     11,818    13,756

Total Securities                            75,617     62,773    68,768     84,575    69,172

         The security portfolio is composed of U. S. Treasury securities, U. S. Agency securities, State and
Municipal securities - both tax-exempt and taxable, equities, and mortgage-backed securities.

Table 9 -  Securities Maturity & Repricing Schedule

                                                      1 Yr       1 Yr       Over
                                         Equities    & Less    to 5 Yrs    5 Years     Total

December 31, 2002                          738       7,196      39,084     28,599     75,617
December 31, 2001                          717       6,864      26,311     28,881     62,773
December 31, 2000                          682       4,805      31,774     32,107     68,768
December 31, 1999                          632       20,191     25,974     37,778     83,943
December 31, 1998                          700       18,956     24,918     25,299     69,873

Table 10 - Securities Weighted Maturity and Tax Equivalent Yield by Classification

                                                           December 31, 2002
                                                                             Weighted
                                                Weighted                   Tax-Equivalent
                                                Maturity                       Yield
U. S. Treasuries                                1.08 Yrs                        2.89%
U. S. Agencies                                 14.41 Yrs                        4.30%
Mortgage Backed                                20.79 Yrs                        5.13%
Taxable Municipals                              3.62 Yrs                        6.21%
Tax-Exempt Municipals                           5.23 Yrs                        6.85%

Total Securities Portfolio                     10.35 Yrs                        5.89%

The securities portfolio carries varying degrees of risk. Investments in U. S. Treasury and U. S. Agency securities have little or no credit risk. Mortgage-backed securities are substantially issues of federal agencies. Obligations of states and political subdivisions are the areas of highest potential credit exposure in the portfolio. This risk is minimized through the purchase of high quality investments. When purchased, obligations of states and political subdivisions and corporate bonds must have a credit rating by Moody’s or Standard and Poor’s of “A” or better. The risk of non-rated municipal bonds is minimized by limiting the amounts invested in local issues. Management believes the non-rated securities are of high equality. No securities of an individual issuer exceeded 10% of the Corporation’s shareholders’ equity as of December 31, 2002. The Corporation does not use off-balance sheet derivative financial instruments as defined in Statement of Financial Accounting Standards No. 119, “Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments.”

Even though the earning assets have increased over the past years, the security portfolio balances have not. As securities have matured, the proceeds have been used to fund the increase in the loan portfolio.

Deposits

The Corporation offers a wide variety of deposit services to individual and commercial customers, such as non-interest-bearing and interest-bearing checking accounts, savings accounts, money market deposit accounts, and time deposit. The deposit base provides the major funding source for earning assets. Total average deposits have shown steady growth over the past few years. Time deposits continue to be the largest single source of the Corporation’s deposit base.

A five year schedule of average balances of deposits by type is presented in Table 11. Also, the maturities of time deposits greater than $100,000 is presented in Table 12.

Table 11 - Deposit Information

                               2002                2001              2000               1999                1998
                             Average   Avg       Average   Avg      Average   Avg      Average    Avg     Average   Avg
                             Balance   Rate      Balance   Rate     Balance  Rate      Balance   Rate     Balance   Rate
Noninterest- Bearing
   Demand                     41,765              38,917             42,526             36,386             28,396
Interest-bearing
   Demand                     79,950   1.34       70,591   2.39      73,049   3.14      55,779   2.52      33,911   2.40
   Savings                    18,127   1.58       16,097   2.01      16,560   2.03      14,848   1.98      12,407   2.40
   Time Deposits             110,189   2.67      114,704   4.73     103,388   5.52      95,429   4.62      83,063   5.11
Total Deposits               250,031             240,309            235,523            202,442            157,777

Table 12 -  Maturity Ranges of Time Deposits With Balances More Than  $100,000

                                                As of December 31, 2002

                  3 Months or Less                                                          25,746
                  3 Months thru 12 Months                                                   20,781
                  Over 12 Months                                                             5,835
                                                                                           -------
                                                                                            52,362

The Corporation in its normal course of business will acquire large certificates of deposit (time deposits), generally from public entities that exhibit a variety of maturities. These funds are acquired on a bid basis and are considered to be part of the deposit base of the Corporation.

Borrowings

Aside from the core deposit base and large denomination certificates of deposit mentioned above, the remaining funding sources include short-term and long-term borrowings. As of December 31, 2002, the Corporation’s short-term borrowings consisted of $316,000 of the Treasury Tax and Loan open-end note and $4,500,000 borrowed from the Federal Home Loan Bank. As of December 31, 2001, the Corporation’s short-term borrowings consisted only of the Treasury, Tax and Loan open-end note in the amount of $463,000 and $3,000,000 borrowed from the Federal Home Loan Bank. As of December 31, 2000, the Corporation had, in addition to $11,000 in short-term borrowings from the Federal Home Loan Bank and $1,214,000 in Treasury, Tax and Loan open-end note $5,000,000 in federal funds purchased from correspondent banks. The Corporation foresees short-term borrowings to be a continued source of liquidity and will continue to use these borrowings as a method to fund short-term needs. The Corporation at the end of 2002 had long-term debt in the amount of $5,113,342 to the Federal Home Loan Bank of which $3,500,000 would mature within three years and the remainder would mature over three years.

Liquidity and Rate Sensitivity

Liquidity management is the process by which the Corporation ensures that adequate liquid funds are available to meet financial commitments on a timely basis. These commitments including honoring withdrawals by depositors, funding credit obligations to borrowers, servicing long-term obligations, making shareholder dividend payments, paying operating expenses, funding capital expenditures and maintaining reserve requirements. Interest rate risk is the exposure to Corporation earnings and capital from changes in future interest rates. All financial institutions assume interest rate risk as an integral part of normal operations. Managing and measuring the interest rate risk is the process that ranges from reducing the exposure of the Corporation’s interest margin regarding swings in interest rates to assuring that there are sufficient capital and liquidity to support future balance sheet growth.

The asset/liability committee is responsible for managing liquidity issues and interest rate risk, among other matters. Various interest rate movements are factored into a simulation model to assist the asset/liability committee in assessing interest rate risk. The committee analyzes the results of the simulation model to formulate strategies to effectively manage the interest rate risk that may exist.

The liquidity of the Corporation is dependent on the receipt of dividends from the Bank. Management expects that in the aggregate, the Bank will continue to have the ability to provide adequate funds to the Corporation.

The Bank’s source of funding is predominantly core deposits consisting of both commercial and individual deposits, maturities of securities, repayments of loan principal and interest, federal funds purchased, and long-term borrowings from the FHLB. With the deposit base being diversified between individual and commercial accounts, the Bank avoids dependence on large concentrations of funds. The Corporation does not solicit certificates of deposit from brokers. The primary sources of liquidity on the asset side of the balance sheet are federal funds sold and securities classified as available for sale. All of the investment securities portfolio are classified in the available for sale category and are subject to be sold should liquidity needs arise.

Table 13 - Funding Uses and Sources details the main components of cash flows for 2001 and 2000.

Table 13 - Funding Uses and Sources

                                              2002                              2001                               2000
                                             Increase                          Increase                           Increase
                                 Average    (Decrease)             Average    (Decrease)              Average    (Decrease)
                                 Balance      Amount        %      Balance      Amount        %       Balance      Amount        %
Funding Uses
Loans                            176,026         1,010     0.58    175,016        10,287      6.24    164,729        40,874   33.00
Securities                        66,418            15     0.02     66,403       -10,200    -13.32     76,603        -2,369   -3.00
Federal Funds Sold                 5,098           343     7.21      4,755         2,398    101.74      2,357          -349   12.90
                                 247,542         1,368     0.56    246,174         2,485      1.02    243,689        38,156

Funding Sources
Noninterest Bearing
Deposits                          41,765         2,848     7.32     38,917        -3,609     -8.49     42,526         2,531    6.96
Interest Bearing Deposits         79,950         9,359    13.26     70,591        -2,458     -3.36     73,049        17,270   30.96
Savings Deposits                  18,127         2,030    12.61     16,097          -463     -2.80     16,560         1,712   11.53
Time Deposits                    110,189        -4,515    -3.94    114,704        11,316     10.95    103,388         7,959    8.34
Borrowings                        10,435         2,281    27.97      8,154        -2,838     25.82     10,992         5,983  119.45
                                 260,466        12,003     4.83    248,463        -1,947      3.09    246,515        35,455

Rate sensitivity gap is defined as the difference between the repricing of interest earning assets and the repricing of interest bearing liabilities within certain defined time frames. The Corporation’s interest rate sensitivity position is influenced by the distribution of interest earning assets and interest-bearing liabilities among the maturity categories.

Table 14 - Liquidity and Interest Rate Sensitivity reflects interest earning assets and interest-bearing liabilities by maturity distribution. Product lines repricing in time periods predetermined by contractual agreements are included in the respective maturity categories.

Table 14  - Liquidity; Interest Rate Sensitivity

                                                      As of December 31, 2002
                                                Over 3
                                     Less         Mos        Over 1 yr       Over
                                     3 Mos     thru 1 Yr    thru 3 Yrs       3 Yrs       Total
Interest Earning Assets
Loans                                77,924       22,855         41,085      45,651      187,515
Short-Term Investments               17,016          297                                  17,313
Investment Securities                 2,604        4,672         16,671      50,925       74,872
Total Interest Earning Assets        97,544       27,824         57,756      96,576      279,700

Interest Bearing Liabilities
NOW                                  46,321                                               46,321
Money Market                         34,265                                               34,265
Savings Deposits                     19,747                                               19,747
Time Deposits                        56,619       47,469          6,260      10,745      121,093
Short-Term Borrowings                              4,500                                   4,500
Long-Term Borrowings                                              3,500       1,613        5,113
Total Interest Bearing
Liabilities                         156,952       51,969          9,760      12,358      184,718

Rate Sensitive Gap                  -59,408      -24,145         47,996      84,218       94,982
Rate Sensitive Cumulative
Gap                                 -59,408      -83,553        -35,557      48,661
Cumulative % of Earning             -21.24%      -29.87%        -12.71%      17.40%
Assets

The purpose of the above table is to measure interest rate risk utilizing the repricing intervals of interest sensitive assets and liabilities. Rate sensitive gaps constantly change as funds are acquired and invested and as rates change. Rising interest rates are likely to increase net interest income in a positive gap position while falling interest rates are beneficial in a negative gap position.

Capital Adequacy

The Corporation and the Bank are subject to various regulatory capital guidelines as required by federal and state banking agencies, as discussed in greater detail under Item 1 hereof. These guidelines define the various components of core capital and assign risk weights to various categories of assets.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) requires federal regulatory agencies to define capital tiers. These are: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under these regulations, a “well-capitalized” institution must achieve a TierI risk-based capital ration of at least 6.00%, and a total capital ratio of at least 10.00%, and a leverage ratio of at least 5.00% and not be under a capital directive order. Failure to meet capital requirements can initiate regulatory action that could have a direct material effect on the Corporation’s financial statements. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth and expansion is limited, in addition to the institution being required to submit a capital restoration plan.

Management believes the Corporation and the Bank meet all the capital requirements as of December 31, 2002, as noted below in Table 15 - Capital Ratios, and is well-capitalized under the guidelines established by the banking regulators. To be well-capitalized, the Corporation and the Bank must maintain the prompt corrective action capital guidelines described above.

Exclusive of the effect of the unrealized gains/losses on securities component, which is driven by the interest rate environment, the Corporation’s shareholders’ equity increased by $3,758,000 or 11.02% in 2002. The Corporation increased the amount of dividends paid to $2,022,867.00 in 2002 compared to $1,818,041.29 in 2001, an increase of $204,825.71 or 11.27%.

Table 15 - Capital Ratios
                                                             As of December 31,
                                                         2002       2001      2000
Tier 1 Capital
Total Tier 1 Capital                                    32,496     29,714     26,573

Total Capital
Tier 1 Capital                                          32,496     29,194     26,573
Allowable Allowance for Loan Losses                      2,738      2,426      3,451
Total Capital                                           35,234     32,140     30,024

Risk Weighted Assets
Net Average Assets                                     313,327    276,204    276,085
Total Risk Weighted Assets                             218,363    193,504    202,916

Risk Based Ratios
Tier 1 Leverage Ratio                                    10.50      10.76       9.62
Tier 1 Risk Based Capital Ratio                          14.88      15.36      13.10
Total Risk Based Capital Ratio                           16.14      16.61      14.80

ITEM 3. DESCRIPTION OF PROPERTY

The Corporation through the Bank, currently operates from its main office in central Batesville and from 10 additional branches in Panola, Quitman, Desoto, and Tunica Counties - all located in Mississippi. Information about these branches is set forth in the table below:

Name of Office                         Location/Telephone Number                    Banking Services Offered
--------------                         -------------------------                    ------------------------

Main Office                            295 Highway 6 West;                          Loans, Deposits, Cash,
                                       Batesville, Mississippi 38606;               Safe Deposit Boxes, ATM,
                                       662-563-9311                                 Trust, Drive-thru.

Express Branch                         130 Highway 51 North                         Drive-thru, Cash.
                                       Batesville, Mississippi 38606;
                                       662-563-9311

Marks Branch                           Highway 3 South                              Loans, Deposits, Cash,
                                       Marks, Mississippi 38646;                    Safe Deposit Boxes,
                                       662-326-8053                                 Drive-thru.

Power Drive Branch                     230 Power Drive                              Loans, Deposits, ATM
                                       Batesville, Mississippi 38606;               Safe Deposit Boxes,
                                       662-563-9311                                 Cash, Drive-thru

Sardis Branch                          201 South Main                               Loans, Deposits, Cash
                                       Sardis, Mississippi 38666;                   Safe Deposit Boxes,
                                       662-487-1661                                 Drive-thru.

Olive Branch Branch                    6659 Highway 305                             Loans, Deposits, Cash,
                                       Olive Branch, Mississippi 38654;             Safe Deposit Boxes, ATM,
                                       662-895-1994                                 Drive-thru.

Como Branch                            227 Main Street                              Loans, Deposits, Cash
                                       Como, Mississippi 38619                      Safe Deposit Boxes,
                                       662-526-5191                                 Drive-thru.

Crenshaw Branch                        729 Broad Street                             Loans, Deposits, Cash,
                                       Crenshaw, Mississippi                        Safe Deposit Boxes,
                                       662-382-5215                                 Drive-thru.

Tunica Branch                          1262 Edwards Street                          Loans, Deposits, Drive-
                                       Tunica, Mississippi                          thru, Safe Deposit Boxes,
                                       662-363-2311                                 ATM. Cash.

Robinsonville Branch                   11490 Old Highway 61                         Loans, Deposits, Drive-
                                       Robinsonville, Mississippi                   thru, Cash, ATM.
                                       662-363-5015

Name of Office                         Location/Telephone Number                    Banking Services Offered
--------------                         -------------------------                    ------------------------

Hernando Branch                        985 Commerce Street                          Loans, Deposits, Cash,
                                       Hernando, Mississippi                        Safe Deposit Boxes,
                                       662-449-4115                                 ATM, Drive-thru.

The Bank owns its main office and all of its branch offices. The main office facility, originally was occupied in 1973, is used solely by the Corporation and the Bank. This facility contains approximately 21,300 square feet and houses the executive offices, the trust offices and the operations department as well as providing the customer area for cash, deposit, safe deposit and loan transactions. The other branch buildings range in size from approximately 600 square feet for the Express Branch to 7,000 square feet for the Hernando and Olive Branch locations.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Holders of Common Stock

As of December 31, 2002, the Corporation had two shareholders that were the beneficial owners of more than 5% of the Common Stock of the Corporation and are listed below:

Name and Address of Beneficial Owner                          Number of Shares/                Percentage
                                                              Nature of Beneficial
                                                              Ownership

         (1)      First Security Bank Employee
                  Stock Ownership Plan                                174,385                     7.758%
                  First Security Bank
                  P. O. Box 690
                  Batesville, Mississippi 38606

         (2)      George C. Carlson                                 (1) 140,692                   6.258%
                  P. O. Box 749
                  Batesville, MS 38606

         (1) Includes 118,506 shares held in various trusts for which George C. Carlson serves as trustee.

The following table sets forth as of December 31, 2002 the number and percentage of Common Stock beneficially owned by each director of the Corporation and by all Corporation’s directors and executive officers as a group. Unless indicated otherwise in a footnote, the directors and the executive officers possess sole voting and investment power with respect to all shares shown.

                                                                     Number of Shares
Name of Beneficial Owner                                             Beneficially Owned            Percentage
------------------------                                             ------------------            ----------

Larry J. Pratt                                                       (1) 79,776                        3.6%
Frank West                                                           (2) 31,487                        1.4%
John M. Mothershed                                                   (3) 27,238                        1.2%
G. E. McKittrick                                                     (4)  4,462

                                                                     Number of Shares
Name of Beneficial Owner                                             Beneficially Owned            Percentage
------------------------                                             ------------------            ----------

Joe M. Brown                                                         (5)    9,656
Ben Barrett Smith                                                          25,200                      1.2%
Will Hayes                                                                  2,579
A. Stephen Ballard                                                   (6)    1,008
William R. Fleming                                                   (7)   14,404
Robert Moore                                                         (8)      890
Connie Hawkins                                                       (9)    6,098

Executive officers and directors as a group                               202,099                      7.4%
(11 members in group)

         (1) Includes 4,139 shares owned by Mr. Pratt's spouse individually and by her retirement account and
8,686 shares held by his personal retirement account.

         (2) Includes 2,808 shares held by Mr. West's spouse's retirement account  and 141 shares owned by his dependent children and 14,822 shares held by his personal retirement accounts.

         (3) Includes 1,316 shares owned by Mr. Mothershed's spouse , 20,871shares held in a family trust account, and 5,003 held by his personal retirement account.

         (4) Includes 105 shares owned by Mr. McKittrick's spouse and 105 shares with beneficial ownership as a trustee of a trust.

         (5) Includes 6,624 shares owned jointly with his spouse.

         (6) Includes 850 shares held in his personal retirement account and 158 shares held in his spouse's retirement account.

         (7) Includes 540 shares held jointly with his spouse, 3,347 shares held in a custodial account and 10,517 shares held in his personal retirement accounts.

         (8) Includes 773 shares held in his personal retirement account.

         (9) Includes 52 shares held jointly with child, 512 shares held by spouse's retirement plan and 5,476 shares held in her personal retirement accounts.
ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth information concerning the directors and executive officers of the Corporation. Unless otherwise indicated in a footnote, each person has held the same or a comparable position with his present employer or employment for the last five years. The directors serve for staggered three-year terms. The Officers of both the Corporation and the Bank are all elected for terms of one year. The Board of the Bank by resolution designated Larry Pratt as Chairman on January 21, 1999. Mr. Pratt has served on the Board of the Bank since 1970 and is currently employed by the Bank. On January 21, 1999, the Board of the Bank designated Frank West as President; and on January 1, 2002, the Board appointed Mr. West as Chief Executive Officer of the Bank.

                                       Positions Currently
                                       Held with the                                           Principal
Name and Age                           Corporation and Bank                 Since              Occupation
------------                           --------------------                 -----              ----------

Larry J. Pratt                         Chairman of the Corporation             1999            Banker(1)
Age 63                                 Director of the Corporation             1983

                                       Chairman of the Bank                    1999
                                       Director of the Bank                    1970

John Mothershed                        Director of the Corporation             1983            Merchant
Age 74                                 Director of the Bank                    1972

G. E. McKittrick                       Director of the Corporation             1984            Retired/Consultant
Age 73                                 Director of the Bank                    1984

Joe M. Brown                           Director of the Corporation             1983            Retired/Justice(2)
Age 66                                 Director of the Bank                    1977            Court Judge

Will Hays                              Director of the Corporation             2000            Farmer
Age 63                                 Director of the Bank                    2000

A. Stephen Ballard                     Director of the Corporation             2001            Merchant
Age 63                                 Director of the Bank                    2001

Ben Barrett Smith                      Director of the Corporation             1986            State Employee(3)
Age 60                                 Director of the Bank                    1986

Frank West                             Director of the Corporation             1999            Banker(4)
Age 51                                 Director of the Bank                    1999
                                       President of the Corporation            1999
                                       President of the Bank                   1999
                                       C. E. O. of the Bank                    2002

William R. Fleming                     Vice-President of the Corporation       1999            Banker(5)
Age 54                                 Executive Vice President &
                                          Trust Officer of the Bank            1990

Robert Moore                           Executive Vice-President &                              Banker(5)
Age 49                                    Loan Administrator of the Bank       1996

Connie Hawkins                         Secretary/Treasurer of the                              Banker(6)
Age 50                                    Corporation                          1999
                                       Executive Vice-President, CFO &
                                          Cashier of the Bank                  2002

(1)  Mr. Pratt served as President and CEO from 1997 to 1999.  Mr. Pratt served as Chairman and  CEO from
1999 to 2001.

(2)  Mr. Brown retired from his career with Farm Bureau in February of 1998 and became involved in local government in January 1, 2000. He currently serves as a justice court judge.

(3)  Mr. Smith, when his law practice partner was elected to the Office of the Governor of Mississippi, was appointed as Chairman of the Mississippi Workers' Compensation Commission in March of 2000.  His
responsibilities are to oversee and administer the agency.

(4)  Prior to 1999 Mr. West served as Senior Vice President and Operations Officer.  Mr. West was designated as
President and Trust Officer in 1999.  Since 2002, Mr. West has served as both President and CEO.

(5)  Mr. Moore and Mr. Fleming's titles were changed from the Senior Vice-President to Executive Vice-President in 2002.

(6)  Ms. Hawkins served as Internal Auditor and Vice-President until 2001 when she was appointed Senior Vice-
President and Senior Auditor.  In 2002, she was appointed Chief Financial Officer, Cashier and Executive Vice-
President.
ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding compensation paid for the fiscal years indicated to the Corporation’s and the Bank’s Executive Officers based on the salary and bonus earned for three years ending with 2002. Officers of the Corporation receive their salary from the Bank.

SUMMARY COMPENSATION TABLE

Name and Principal Position            Year               Salary               Bonus           Other(1)
---------------------------            ----               ------               -----           --------

Larry Pratt
         Chairman & CEO                2000               140,000              80,000          18,947
         Chairman & CEO                2001               150,000              95,000          20,206
         Chairman                      2002               125,000              75,000          21,400

Frank West
         President                     2000               110,000              45,000          17,522
         President                     2001               120,000              55,000          19,056
         President & CEO               2002               132,500              75,000          20,135

William R. Fleming
         SVP & Trust Officer           2000                75,600              20,000          10,370
         SVP & Trust Officer           2001                81,600              25,000          11,763
         EVP & Trust Officer           2002                90,000              25,000          11,504

Robert Moore
         SVP & Loan Adm.               2000                75,200              10,000           9,372
         SVP & Loan Adm.               2001                81,200              15,000          10,850
         EVP & Loan Adm.               2002                90,000              20,000          11,104

(1) Consists of 401(k) and ESOP employer contributions, automobile allowance, and country club dues.
Director Compensation

During 2002, each Director of the Corporation received $300.00 for each monthly meeting that was attended. Normally, two meetings are held each month. The two meetings are the Loan Committee Meeting and the Director's Meeting. If a director did not attend a meeting during the month, a monthly fee was not received. Inside Directors do not receive monthly meeting fees. In addition, each director that was active at year-end received an annual fee of $10,500.00 from the Bank, $7,500.00 from the Corporation and $1,000 from the nonbank subsidiary for a total possible 2002 fees of $26,200.00.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Corporation has had, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers and their associates. These transactions have been on substantially the same terms - including interest rates, collateral requirements, and repayment terms on extensions of credit - as those prevailing or required for an outside customer.

ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Authorized Shares

The authorized capital stock of the Corporation consist of 5,000,000 of Common Stock, of which 2,267,697 was issued and 2,247,691 was outstanding as of December 31, 2002. Shares of Common Stock may be issued upon authorization of the Board of Directors without shareholder approval. All outstanding shares of Common Stock are fully paid and non-assessable.

Voting Rights

The holders of Common Stock are entitled one vote for each share standing in their names on the books of the Corporation, except that in the election of directors shareholders have cumulative voting rights. Under cumulative voting, each shareholder is entitled to vote the number of votes of the shares owned by him on the record date multiplied by the number of directors to be elected. Each shareholder may cast all of his votes for a single nominee or may distribute his votes in any manner among as many candidates as the shareholder sees fit.

Supermajority Voting Provision

The Corporation’s Articles of Incorporation contain provisions regarding the vote required to approve mergers or other significant corporate transactions involving the Corporation and a greater than ten percent shareholder. Mississippi law generally requires the affirmative vote of the holders of a majority of the shares entitled to vote at the meeting to approve a merger, consolidation or dissolution of a corporation or a disposition of all or substantially all of the corporation’s assets. The Corporation’s Articles of Incorporation raises the required affirmative vote to 80% of the total number of votes entitled to be cast to approve these and other significant corporate transactions if the transaction is with a shareholder, or group of shareholders, that own more than ten percent of the Corporation’s stock.

Restriction on Transfer of Shares; Right of First Refusal

Any shareholder desiring to sell shares of the Corporation must first offer the shares to the Corporation, by giving written notice by registered mail to the Secretary of the Corporation of his intention to sell such shares. The notice must specify the number of shares to be sold, the price per share, and the terms upon which the sale is to be made. For a period of ten (10) days from the receipt of such notice, the Corporation has an option to purchase all or any full number of the shares so offered. Such purchase may be authorized by the Board of Directors without any action by the shareholders of the Corporation. In the event that the Corporation should fail to purchase all or any full number of such shares within the said ten (10) day period, then the shareholder wishing to make such sale shall be under no limitation as to any such shares not purchased, except that these shares cannot be sold for less than the price per share offered to the Corporation.

These provisions do not apply to sales of stock between shareholders of the Corporation.

Preemptive Rights

The holders of Common Stock are not entitled to preemptive rights with respect to any shares which may be issued. Such shares are not redeemable at the option of the Corporation or holders thereof.

Dividend Rights

The holders of shares of Common Stock are entitled to receive dividends as and when declared by the Board of Directors from funds legally available for their payment. A dividend may be paid by the Corporation only if, after paying such dividend, (a) the Corporation would be able to pay its debts as they become due in ususal course of business, and (b) the Corporation’s total assets would not be less than the sum of its total liabilities. Furthermore, because funds for the payment of the dividends by the Corporation must come primarily from the earnings of the Bank, restrictions on the amount of dividends that the Bank may pay also restrict the amount of funds available for payment of dividends by the Corporation.

Liquidation

Upon any liquidation, dissolution, or winding up of the affairs of the Corporation, the holders of Common stock are entitled to share ratably in the assets legally available for distribution to the Common Shareholders.

Transfer Agent

The Corporation presently serves as the registrar and transfer agent of the Corporation’s Common Stock.

Staggered Board of Directors; Filling Vacancies on the Board of Directors

The Corporation’s Bylaws and Articles of Incorporation provide for a staggered Board of Directors. Under this staggered Board of Directors, the Board of Directors are divided into three classes of directors serving staggered three-year terms.

A vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, can be filled at the subsequent annual shareholder meeting after the vacancy occurs. For the period from which the vacancy occurred to the subsequent annual shareholder meeting, a director may be appointed by the Board to carry out the responsibilities and duties of the “absent” director. Any director elected to the Board of Directors to replace another director will hold office for the unexpired term of the director which he replaced. A majority of the shares represented in the quorum of the next annual meeting of shareholders is required to elect a director to unexpired or new term.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
RELATED SHAREHOLDER MATTERS

Market Value

There is no public trading market for the Common Stock of the Corporation. The articles and bylaws of the corporation give the Corporation a right of first refusal to acquire shares when a shareholder wishes to sell stock.

Dividends

The Corporation paid an annual cash dividend of $.90 per share in 2002 and $.81 per share (split adjusted) in 2001. The primary source of funds for dividends paid by the Corporation to its shareholders is the dividend income received from the Bank. There are certain restrictions on the payment of such dividends imposed by federal and state banking laws, regulations and authorities. Under Mississippi law, the payment of dividends by the Bank must be approved by the Mississippi Department of Banking and Consumer Finance. The FDIC also has the authority to regulate the payment of dividends and to prohibit a regulated depository institution from engaging in what in such agency’s opinion constitutes an unsafe or unsound practice for conducting business. Depending upon the financial condition of the depository institution, payment of dividends could be deemed to constitute such an unsafe or unsound practice. In addition, a depository institution may not pay a dividend or otherwise make a capital distribution if the payment thereof would cause such institution to fail to satisfy its capital requirements.

ITEM 2. LEGAL PROCEEDINGS

The Bank is the defendant in a case pending in the Panola County Circuit Court involving an accident that occurred when a Bank employee traveling in his personal vehicle to service an ATM was involved in an automobile accident. The pregnant occupant of the other vehicle gave birth later that day. The claims in the lawsuit are that the mother and child are experiencing permanent and continuing injuries.

From time to time the Bank is a defendant in various other lawsuits arising out of the normal course of business. In the opinion of management, the ultimate resolution of this category of claims should not have a material adverse effect on the Corporation’s consolidated financial position or results of operations.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

Effective for the audit of the 2002 fiscal year financial statements, W. H. Polk and Company of Batesville, Mississippi, informally, declined to continue as the Corporation’s external auditor, because the Corporation was seeking to register its Common Stock under 12 (g) of the Securities Exchange Act of 1934, as amended, and the W. H. Polk and Company firm is not certified to audit companies subject to the rules and regulations of the Securities and Exchange Commission. Therefore, the Board of Directors, after reviewing proposals from several accounting firms, engaged T. E. Lott and Company of Columbus, Mississippi as the new external auditor for the Corporation, beginning with the 2002 fiscal year.

T. E. Lott reports on the financial statement of the Corporation for the year ending December 31, 2002 did not contain any adverse opinions or disclaimers of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. Moreover, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure between T. E. Lott and the Corporation during the 2002 calendar year, or during any subsequent interim period during 2003.

For prior years audited by W. H. Polk and Company, their reports on the audited financial statements did not contain any adverse opinions or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Moreover, there were no disagreements on material adjustments, accounting principles, financial disclosure, practices, or auditing scope of procedures between W. H. Polk and Company and the Corporation for any given year.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In January, 2000 the Corporation sold 143 shares of Common Stock to three Mississippi residents for an aggregate sales price of $3,968.25, in reliance on Section 3(a)(11) and Section 4(2) of the Securities Act of 1933, Rule 504 of Regulation D and Rule 147.

In June, 2002 and December, 2002, the Corporation sold 200 shares of Common Stock to two Mississippi residents for an aggregate sales price of $5,627.00, in reliance on Section 3(a)(11) and Section 4(2) of the Securities Act of 1933, Rule 504 of Regulation D and Rule 147.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 79-4-8.50 through 79-4-8.59 of the Mississippi Business Corporation Act provide the Company with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes and mandate the indemnification of the Company’s directors under certain circumstances. The Corporation maintains insurance coverage for the benefit of directors and officers with respect to any types of claims that may be made against them as the result of providing his or her job duties.

PART F/S

Index to Financial Statements

Independent Auditor's Report
Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements

                          SECURITY CAPITAL CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                           DECEMBER 31, 2002 AND 2001

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Security Capital Corporation

We have audited the accompanying consolidated balance sheet of Security Capital Corporation and subsidiaries as of December 31, 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Security Capital Corporation and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the consolidated financial statements, effective January 1, 2002, Security Capital Corporation and its subsidiaries adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/S/ T. E. LOTT & COMPANY

Columbus, Mississippi
January 29, 2003

                      INDEPENDENT AUDITORS' REPORT

The Board of Directors
Security Capital Corporation
Batesville, Mississippi

We have audited the accompanying consolidated balance sheet of Security Capital Corporation and its subsidiaries as of December 31, 2001, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security Capital Corporation and its subsidiaries as of December 31, 2001, and the results of their consolidated operations and their cash flows for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

/S/ WM. H. POLK & CO.

January 29, 2002

                          SECURITY CAPITAL CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2002 AND 2001

                                                        2002      2001
                                                      --------  --------
      ASSETS                                           (In thousands)

Cash and due from banks                               $ 13,578  $ 13,500
Interest-bearing deposits with banks                       127     5,303
                                                      --------  --------
  Total cash and cash equivalents                       13,705    18,803
Federal funds sold                                      15,760     7,150
Certificates of deposit with other banks                 1,851     2,926
Securities available-for-sale                           75,617    62,773
Loans, less allowance for loan losses of
  $3,455 in 2002 and $3,039 in 2001                    184,060   167,079
Interest receivable                                      2,699     2,670
Premises and equipment                                  12,995    12,048
Intangible assets                                        3,734     3,734
Cash surrender value of life insurance                   3,079       -
Other assets                                             2,096     1,329
                                                      --------  --------

Total Assets                                          $315,596  $278,512
                                                      ========  ========
      LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
  Noninterest-bearing deposits                        $ 32,278  $ 43,168
  Interest-bearing deposits, $100,000 or more           52,362    44,926
  Other interest-bearing deposits                      180,957   147,098
                                                      --------  --------

    Total deposits                                     265,597   235,192
  Interest payable                                         714       975
  Borrowed funds                                         9,929     7,141
  Other liabilities                                      1,499       775
                                                      --------  --------
    Total liabilities                                  277,739   244,083
                                                      --------  --------
Shareholders' equity:
  Common stock - $5 par value, 5,000,000 shares
    authorized, 2,267,697 shares and 2,160,651
    shares issued in 2002 and 2001, respectively        11,338    10,803
  Surplus                                               22,311    19,935
  Retained earnings                                      2,681     2,809
  Accumulated other comprehensive income                 1,627       981
  Treasury stock, at par, 20,006 shares and 19,765
    shares in 2002 and 2001, respectively                 (100)      (99)
                                                      --------  --------
    Total shareholders' equity                          37,857    34,429
                                                      --------  --------

Total Liabilities and Shareholders' Equity            $315,596  $278,512
                                                      ========  ========

    The accompanying notes are an integral part of these statements.

                         SECURITY CAPITAL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                              2002      2001      2000
                                            --------  --------  --------
                                                   (In thousands,
                                               except per share data)
INTEREST INCOME
Interest and fees on loans                  $ 13,175  $ 15,817  $ 15,845
Interest and dividends on securities:
  Taxable                                      1,137     1,292     1,608
  Tax-exempt                                   2,073     2,214     2,468
Other                                            462       511       566
                                            --------  --------  --------
  Total interest income                       16,847    19,834    20,487
                                            --------  --------  --------

INTEREST EXPENSE
Interest on time deposits of $100,000 or
 more                                          1,052     2,066     2,101
Interest on other deposits                     3,239     5,237     6,153
Interest on borrowed funds                       469       441       712
                                            --------  --------  --------
  Total interest expense                       4,760     7,744     8,966
                                            --------  --------  --------

Net interest income                           12,087    12,090    11,521

Provision for loan losses                        672       701       326
                                            --------  --------  --------
  Net interest income after provision
    for loan losses                           11,415    11,389    11,195
                                            --------  --------  --------
OTHER INCOME
Service charges on deposit accounts            3,671     3,456     2,155
Other service charges and fees                   297       243       310
Trust Department income                          734       652       643
Securities losses, net                           -          (3)     (390)
Other                                            453       243       167
                                            --------  --------  --------
  Total other income                           5,155     4,591     2,855
                                            --------  --------  --------
OTHER EXPENSE
Salaries and employee benefits                 6,145     5,598     5,015
Net occupancy expense                            584       520       526
Furniture and equipment expense                  683       623       588
Goodwill amortization                            -         364       364
Printing, stationery, and supplies               225       247       213
Other                                          2,455     2,203     2,073
                                            --------  --------  --------
  Total other expense                         10,092     9,555     8,779
                                            --------  --------  --------

Income before income taxes                     6,478     6,425     5,301
Income taxes                                   1,666     1,814     1,079
                                            --------  --------  --------

Net income                                  $  4,812  $  4,611  $  4,222
                                            ========  ========  ========
Net income per share:
  Basic                                     $   2.14  $   2.05  $   1.88
  Diluted                                       2.14      2.05      1.88

     The accompanying notes are an integral part of these statements.

                         SECURITY CAPITAL CORPORATION

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                 (In thousands)

                                                               Accumu-
                                                                lated
                                                                Other
                Compre-                                        Compre-
                hensive  Common            Retained  Treasury  hensive
                Income    Stock   Surplus  Earnings   Stock    Income    Total
                -------  -------  -------  --------  --------  ------- -------

Balance,
 January 1,
 2000                    $ 9,807  $15,789  $  2,826  $    (42) $  (900) $27,480

 Comprehensive
  income:
   Net income
    for 2000    $ 4,222      -        -       4,222       -        -      4,222
   Net change
    in
    unrealized
    gain (loss)
    on
    securities
    available-
    for-sale,
    net of tax    1,149      -        -         -         -      1,149    1,149
                -------
   Compre-
    hensive
    income      $ 5,371
                =======

 Cash
  dividends
  paid                      -         -      (1,632)      -        -     (1,632)
 5% stock
  dividend                  486     2,211    (2,697)      -        -        -
 Purchase of
  fractional
  shares                    -          (6)      -          (1)     -         (7)
 Purchase of
  treasury
  stock                     -        (242)      -         (54)     -       (296)
 Reissuance
  of treasury
  stock                     -           3       -           1      -          4
                         -------  -------  --------  --------  -------  -------
Balance,
 December 31,
 2000                     10,293   17,755     2,719       (96)     249   30,920

 Comprehensive
  income:
   Net income
    for 2001    $ 4,611      -        -       4,611       -        -      4,611
   Net change
    in
    unrealized
    gain (loss)
    on
    securities
    available-
    for-sale,
    net of tax      732      -        -         -         -        732      732
                -------
 Comprehensive
  income        $ 5,343
                =======

 Cash
  dividends
  paid                       -        -      (1,819)      -        -     (1,819)
 5% stock
  dividend                   510    2,192    (2,702)      -        -        -
 Purchase of
  fractional
  shares                     -         (5)      -          (1)     -         (6)
 Purchase of
  treasury
  stock                      -         (7)      -          (2)     -         (9)
                         -------  -------  --------  --------  -------  -------
Balance,
 December 31,
 2001                     10,803   19,935     2,809       (99)     981   34,429

 Comprehensive
  income:
   Net income
    for 2002    $ 4,812      -        -       4,812       -        -      4,812
   Net change
    in
    unrealized
    gain (loss)
    on
    securities
    available-
    for-sale,
    net of tax      646      -        -         -         -        646      646

  Comprehensive
   income       $ 5,458
                =======

 Cash
  dividends
  paid                       -        -      (2,023)      -        -     (2,023)
 5% stock
  dividend                   535    2,382    (2,917)      -        -        -
 Purchase of
  fractional
   shares                    -         (7)      -          (2)     -         (9)
 Purchase of
  treasury
  stock                      -         (3)      -         -        -         (3)
 Reissuance
  of treasury
  stock                      -          4       -           1      -          5
                         -------  -------  --------  --------  ------- -------
Balance,
 December 31,
 2002                    $11,338  $22,311  $  2,681  $   (100) $ 1,627  $37,857
                         =======  =======  ========  ========  ======= ========

           The accompanying notes are an integral part of these statements.

                          SECURITY CAPITAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                    2002      2001     2000
                                                   -------  -------  -------
                                                        (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                         $ 4,812  $ 4,611  $ 4,222
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Provision for loan losses                            672      701      326
  Amortization of premiums and discounts on
   securities, net                                     538      199      185
  Depreciation and amortization                        742    1,049    1,042
  Deferred income taxes                               (133)     (60)     (67)
  FHLB stock dividend                                  (21)     (34)     (50)
  Loss on sale of securities                           -          3      390
  Loss (gain) on sale of other assets                 (227)      20      (15)
  Changes in:
   Interest receivable                                 (29)     663     (656)
   Other assets                                       (274)      82      151
   Interest payable                                   (261)    (592)     586
   Other liabilities                                  (192)     (25)     (22)
                                                   -------  -------  -------
Net cash provided by operating activities            5,627    6,617    6,092
                                                   -------  -------  -------

CASH FLOWS FROM INVESTING ACTIVITIES
(Increase) decrease in loans                       (17,653)   9,068  (30,541)
Purchase of securities available-for-sale          (27,616)  (7,945) (54,408)
Proceeds of maturities and calls of securities
 available-for-sale                                 15,284   14,941   69,312
Proceeds of maturities of securities
 held-to-maturity                                      -        -      2,209
Additions to premises and equipment                 (1,626)  (3,167)    (861)
Proceeds of sale of other assets                       337      232       52
Increase in life insurance                          (3,079)     -        -
Changes in:
 Federal funds sold                                 (8,610)  (7,150)   5,300
 Certificates of deposits with other banks           1,075    1,479    1,782
                                                   -------  -------  -------
Net cash provided by (used in) investing
 activities                                        (41,888)   7,458   (7,155)
                                                   -------  -------  -------

CASH FLOWS FROM FINANCING ACTIVITIES
Changes in:
 Deposits                                           30,405    3,890  (12,519)
 Federal funds purchased                               -     (5,000)   5,000
Dividends paid on common stock                      (2,023)  (1,820)  (1,632)
Purchase of treasury stock                              (3)      (9)    (296)
Reissuance of treasury stock                             5      -          4
Purchase of fractional shares                           (9)      (6)      (7)
Repayment of debt                                   (3,212)  (9,496)    (202)
Proceeds from issuance of debt                       6,000    2,000   11,000
                                                   -------  -------  -------
Net cash provided by (used in) financing
 activities                                         31,163  (10,441)   1,348
                                                   -------  -------  -------

Net increase (decrease) in cash and cash
 equivalents                                        (5,098)   3,634      285

Cash and cash equivalents at beginning of year      18,803   15,169   14,884
                                                   -------  -------  -------

Cash and cash equivalents at end of year           $13,705  $18,803  $15,169
                                                   =======  =======  =======

Supplemental Disclosures of Cash Flow Information

 Cash paid during the year for:
  Interest                                         $ 5,021  $ 8,336 $ 8,380
  Income taxes                                       1,655    1,789   1,180
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

The presentation of securities available-for-sale for 2002 resulted in an unrealized gain of $1,626,000, net of $968,000 tax effect. Net noncash activity between loans and other real estate and repossessed inventory was approximately $42,000 for 2002.

The presentation of securities available-for-sale for 2001 resulted in an unrealized gain of $981,000, net of $584,000 tax effect. Net noncash activity between loans and other real estate and repossessed inventory was approximately $268,000 for 2001. Also during 2001, $216,000 in Bank premises were accrued in other liabilities, and approximately $104,000 in essentially fully depreciated equipment was scrapped.

The presentation of securities available for sale for 2000 resulted in an unrealized gain of $248,806, net of $148,013 tax effect. Net noncash activity between loans and other real estate and repossessed inventory was approximately $211,000 for 2000. Also during 2000, other securities increased approximately $50,000 due to noncash dividend income, securities with an approximate book value of $9,558,000 were converted from held-to- maturity to available for sale, and approximately $111,000 in essentially fully depreciated equipment was scrapped.

The accompanying notes are an integral part of these statements.

                           SECURITY CAPITAL CORPORATION

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            DECEMBER 31, 2002 AND 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Security Capital Corporation (Corporation), and its subsidiaries, follow accounting principles generally accepted in the United States of America, including, where applicable, general practices within the banking industry.

   1.  Consolidation

   The consolidated financial statements include the accounts of Security
   Capital Corporation, a one-bank holding company, and its wholly-owned subsidiaries, First Security Bank (Bank), Batesville Security Building
   Corporation (Building Corporation), and Bank's wholly-owned subsidiary,
   First Security Insurance, Inc. (Insurance).  Significant intercompany accounts and transactions have been eliminated.

   2.  Nature of Operations

   The Corporation is a financial holding company.  Its primary asset is its investment in its subsidiary bank.  The Bank operates under a state bank charter and provides full banking services, including trust services.
   The Bank is subject to regulation by the Mississippi Department of Banking and Consumer Finance, and the Federal Deposit Insurance Corporation (FDIC).
   The area served by the Bank is primarily the northern half of Mississippi, and services are provided in branch locations at Batesville, Marks, Sardis,
   Como, Crenshaw, Olive Branch, Hernando, Robinsville, and Tunica.  The
   operations of the Building Corporation and Insurance are not material in relation to the Corporation as a whole.

   3.  Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

   The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions in the agricultural and real estate development industries.

   While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

   4.  Securities

   Investments in securities are classified into three categories and are accounted for as follows:

   Securities Available-for-Sale

   Securities classified as available-for-sale are those securities that are intended to be held for an indefinite period of time, but not necessarily to maturity.  Any decision to sell a security classified as available-for-
   sale would be based on various factors, including movements in interest rates, liquidity needs, security risk assessments, changes in the mix of assets and liabilities and other similar factors. These securities are carried at their estimated fair value, and the net unrealized gain or loss is reported as accumulated other comprehensive income, net of tax, until realized.  Premiums and discounts are recognized in interest income using the interest method.

   Gains and losses on the sale of securities available-for-sale are determined using the adjusted cost of the specific security sold.

   Securities Held-to-Maturity

   Securities classified as held-to-maturity are those securities for which there is a positive intent and ability to hold to maturity.  These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method.  There were no securities held-to-maturity at December 31, 2002 and 2001.

   Trading Account Securities

   Trading account securities are those securities which are held for the purpose of selling them at a profit. There were no trading account securities on hand at December 31, 2002 and 2001.

   5.  Loans

   Loans are carried at the principal amount outstanding.  Interest income on loans is recognized based on the principal balance outstanding and the stated rate of the loan.

   A loan is considered to be impaired when it appears probable that the entire amount contractually due will not be collected.  Factors considered in determining impairment include payment status, collateral values, and the probability of collecting scheduled payments of principal and interest when due.  Generally, impairment is measured on a loan by loan basis using the fair value of the supporting collateral.

   Loans are generally placed on a nonaccrual status when principal or interest is past due ninety days, or when specifically determined to be impaired.  When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income.  If collectability is in doubt, cash receipts on nonaccrual loans are used to reduce principal rather than recorded as interest income.

   Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

   6.  Allowance for Loan Losses

   The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans, actual and anticipated loss experience, current economic events, including unemployment levels, and other pertinent factors, including regulatory guidance and general economic conditions.  Determination of the allowance is inherently subjective as it requires significant estimates, including the evaluation of collateral supporting impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change.
   Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance.  A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

   The allowance for loan losses consists of an allocated component and an unallocated component.  The components of the allowance for loan losses represent an estimation done pursuant to either Financial Accounting
   Standards Board (FASB) Statement No. 5, "Accounting for Contingencies,"
   or FASB Statement No. 114, "Accounting by Creditors for Impairment of a
   Loan."  The allocated component of the allowance for loan losses reflects expected losses resulting from an analysis developed through specific credit allocations for individual or pools of loans and historical loss experience for each loan category.  The specific allocations are based on a regular review of all loans where the internal credit rating is at or below a predetermined classification.  The historical loan loss element is determined statistically using loss experience and the related internal gradings of loans charged off.  The analysis is performed quarterly, and loss factors are updated regularly based on actual experience.  The allocated component of the allowance for loan losses also includes consideration of the amounts necessary for any concentrations and changes in portfolio mix and volume.

   The unallocated portion of the allowance reflects management's estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, changes in collateral values, unfavorable information about a borrower's financial condition, and other risk factors that have not yet manifested themselves.  In addition, the unallocated allowance includes a component that explicitly accounts for the inherent imprecision in the loan loss analysis.  The historical losses used in the analysis may not be representative of actual losses inherent in the portfolio that have not yet been realized.

   7.  Premises and Equipment

   Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are determined using the straight-line and accelerated methods at rates calculated to depreciate or amortize the cost of assets over their estimated useful lives.

   Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized.  Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any gains or losses are included in operations.

   8.  Bank Owned Life Insurance

   The Corporation invests in bank owned life insurance (BOLI).  BOLI involves the purchasing of life insurance by the Corporation on chosen employees.  The Corporation is the owner of the policies.  The co-
   beneficiaries of the policies are the Bank and the insured employee.

   9.  Other Real Estate

   Other real estate consists of properties acquired through foreclosure and is recorded at the lower of cost or current appraised value.  The Bank writes down other real estate annually in accordance with state banking regulations.  Any write-down from the cost to estimated fair market value required at the time of foreclosure is charged to the allowance for loan losses.  Subsequent gains or losses, including write-downs, on other real estate are reported in other operating income or expenses.

   10.  Income Taxes

   Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently payable plus deferred taxes related primarily to differences between the bases of assets and liabilities as measured by income tax laws and their bases as reported in the financial statements.  The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

   The Corporation and its subsidiaries file consolidated income tax returns.
   The subsidiaries provide for income taxes on a separate return basis and remit to the Corporation amounts determined to be payable.

   11.  Net Income per Share

   Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for each year.
   Diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding adjusted to include the number of additional common shares that would have been outstanding if any dilutive potential common shares had been issued.  For the three years ended December 31, 2002, there were no potential dilutive common shares.  All weighted average, actual shares or per share information in the financial statements have been adjusted retroactively for the effect of stock dividends.

   12.  Statement of Cash Flows

   For purposes of reporting cash flows, cash and cash equivalents include cash on hand and noninterest-bearing and readily available interest-
   bearing deposits due from other banks.

   13.  Fair Values of Financial Instruments

   The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

    Cash and Cash Equivalents:  The carrying amounts of cash and short-term instruments approximate their fair value.

    Securities Available-for-Sale:  Fair values for investment securities are based on quoted market price.

    Loans:  Fair values are estimated for portfolios of loans with similar financial characteristics.  Loans are segregated by type such as commercial, mortgage and consumer loans.  Each loan category is further segregated into fixed and variable interest rate terms and credit risk categories, as applicable.

    The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest risk inherent in the loan.  Fair values for impaired loans is either based on recent external appraisals, or where appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows.  Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

    Deposits:  Fair values of demand deposits and savings accounts are defined by FASB Statement No. 107 as the amounts payable.  The fair value of variable rate deposits approximates their carrying value.
    Because of the current interest environment, management is of the opinion that the carrying value of fixed rate time deposits also approximates their fair value.  No value has been considered from expected retention of deposits for a future time period.  This value, often referred to as a core deposit intangible, is neither included in any fair value amounts nor recorded as an asset in the consolidated balance sheets.

    Borrowings:  Borrowed funds consist of obligations with terms comparable to those currently available.  Thus, the carrying values of these obligations approximate market value.

    Off-Balance Sheet Instruments:  Fair values of off-balance-sheet financial instruments are based on fees charged to enter into similar agreements.  However, commitments to extend credit do not represent a significant value until such commitments are funded or closed.
    Management has determined that these instruments do not have a distinguishable fair value, and no fair value has been assigned.

   14.  Advertising

   Advertising costs are expensed as incurred. Advertising expense for
   2002, 2001, and 2000, was approximately $169,000, $167,000, and
   $141,000, respectively.

   15.  Goodwill

   Prior to 2002, goodwill, representing the excess of the purchase price over the fair value of the net assets of the acquired entities, was being amortized on a straight-line basis over the period of expected benefit of 15 years. Total amortization of goodwill recorded for the years ended December 31, 2001 and 2000, was approximately
   $364,000.  Effective January 1, 2002, the Corporation and its
   subsidiaries adopted the provisions of FASB No. 142, "Goodwill and
   Other Intangible Assets."  Under this statement, goodwill is no longer amortized over its estimated useful life, but is subject to an assessment for impairment using a fair value based test at least annually.  If this statement had been adopted at January 1, 2000, the effect on the consolidated financial statements for the three years ended December 31, 2002, would have been as follows:

                                                 2002      2001     2000
                                                -------  -------  -------
                                                       (In thousands,
                                                 except per share amounts)

     Reported net income                        $ 4,812  $ 4,611  $ 4,222
     Add back:  Goodwill amortization               -        364      364
                                                -------  -------  -------

     Adjusted net income                        $ 4,812  $ 4,975  $ 4,586
                                                =======  =======  =======
     Basic and diluted net income per share:
     Reported net income                        $  2.14  $  2.05  $  1.88
     Add back:  Goodwill amortization               -        .17      .17
                                                -------  -------  -------

     Adjusted net income                        $  2.14  $  2.22  $  2.05
                                                =======  =======  =======
   16.  Comprehensive Income

   In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting amounts that are displayed as part of other comprehensive income.  The disclosures of the reclassification amounts are as follows:

                                                 Years Ended December 31,
                                                -------------------------
                                                  2002     2001     2000
                                                -------  -------  -------
                                                      (In thousands)
     Net change in unrealized holding gains
       on available-for-sale securities         $ 1,029  $ 1,205  $ 1,478
     Reclassification adjustment for net
       losses (gains) realized in income            -        (37)     354
                                                -------  -------  -------
     Net unrealized gains                         1,029    1,168    1,832

     Tax effect                                    (383)    (436)    (683)
                                                -------  -------  -------

     Net change in unrealized gain (loss) on
       securities available-for-sale, net of
       tax                                      $   646  $   732  $ 1,149
                                                =======  =======  =======

   17.  Off-Balance Sheet Financial Instruments

   In the ordinary course of business, the Bank enters into off-balance sheet financial instruments consisting of commitments to extend credit, credit card agreements, commercial and similar letters of credit, and commitments to purchase securities.  Such financial instruments are recorded in the financial statements when they are exercised.

   18.  Trust Assets

   Except for amounts included in deposits, assets of the Trust
   Department are not included in the accompanying balance sheets.

   19.  Business Segments

   FASB Statement No. 131, "Disclosures About Segments of an Enterprise
   and Related Information," requires public companies to report (i)
   certain financial and descriptive information about their reportable operating segments (as defined) and (ii) certain enterprise-wide financial information about products and services, geographic areas, and major customers.  Management believes the Corporation's principal activity is community banking and that any other activities are not considered significant segments.

   20.  Recent Pronouncements

   In June, 2002, the FASB issued Statement No. 146, "Accounting for
   Costs Associated with Exit or Disposal Activities."   This statement
   requires that a liability for cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred.  The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002.  Management anticipates the adoption of this standard will not have a material impact on the consolidated financial statements.

   In October, 2002, the FASB issued Statement No. 147, "Acquisition of
   Certain Financial Institutions."  Except for transactions between mutual enterprises, this statement removes acquisitions of financial institutions from the scope of both FASB Statement No. 72 and FASB
   Interpretation No. 9 and requires that these transactions be accounted for in accordance with FASB Statements No. 141, "Business
   Combinations" and FASB Statement No. 142, "Goodwill and Other
   Intangible Assets."  Further, the statement amends FASB Statement No.
   144, "Accounting for the Impairment or Disposal of Long-Lived
   Assets," to include in its scope long-term customer relationship intangible assets of financial institutions.  Consequently, such assets are subject to the same impairment loss recognition and measurement provisions that FASB Statement No. 144 requires for other long-lived assets.

   21.  Reclassifications

   Certain reclassifications have been made to the 2001 and 2000 presentations to conform to the 2002 presentation.

NOTE B - RESERVE REQUIREMENTS

   The Bank is required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank.  The required reserve at December 31,
   2002 and 2001, was $2,685,000 and $577,000, respectively.

NOTE C - SECURITIES

   A summary of amortized cost and estimated fair value of securities available-for-sale at December 31, 2002 and 2001 follows.

                                         Gross       Gross     Estimated
                            Amortized  Unrealized  Unrealized    Fair
                              Cost        Gains      Losses      Value
                            ---------  ----------  ----------  ---------
   December 31, 2002:                      (In thousands)
     Securities available-
      for-sale:
       U. S. Treasury       $     701  $       12  $        -  $     713
       U. S. Government
        agencies               14,603         321           -     14,924
       Mortgage-backed
        securities             16,833         427           -     17,260
       State and local
        political
        subdivisions           40,148       1,839           5     41,982
       Equity securities          738         -             -        738
                            ---------  ----------  ----------  ---------

                            $  73,023  $    2,599  $        5  $  75,617
                            =========  ==========  ==========  =========

   December 31, 2001:
     Securities available-
      for-sale:
       U. S. Treasury       $   1,000  $        7  $        -  $   1,007
       U. S. Government
        agencies                1,000          32           -      1,032
       Mortgage-backed
        securities             13,771         276           2     14,045
       State and local
        political
        subdivisions           44,720       1,297          45     45,972
       Equity securities          717         -             -        717
                            ---------  ----------  ----------  ---------

                            $  61,208  $    1,612  $       47  $  62,773
                            =========  ==========  ==========  =========

   The scheduled maturities of securities available-for-sale at December 31,
   2002, are as follows:

                                                               Estimated
                                                    Amortized    Fair
                                                      Cost       Value
                                                    ---------  ---------
                                                       (In thousands)

     Due in one year or less                        $   6,700  $   6,790
     Due after one year through five years             21,630     22,535
     Due after five years through ten years             5,364      5,706
     Due after 10 years                                21,758     22,588
     Mortgage-backed securities and equity
      securities                                       17,571     17,998
                                                    ---------  ---------

                                                    $  73,023  $  75,617
                                                    =========  =========

   Equity securities consist of investments in Federal Home Loan Bank
   (FHLB) and Federal Agricultural Mortgage Corporation.  The
   transferability of the FHLB and Federal Agricultural Mortgage
   Corporation stock is restricted.

   Investment securities with a carrying value of $66,754,000 and
   $47,141,000 at December 31, 2002 and 2001, respectively, were pledged to secure public and trust deposits and for other purposes as required or permitted by law.

   Gross gains of $ -0- in 2002, 2001, and 2000, and gross losses of $-0-,
   $3,000, and $390,000 in 2002, 2001, and 2000, respectively, were realized on securities available-for-sale.

NOTE D - LOANS

   Major classifications of loans were as follows:

                                                          December 31,
                                                         2002      2001
                                                       --------  --------
                                                         (In thousands)

     Commercial, financial and agricultural            $ 38,229  $ 34,459
     Real estate - construction and development          27,165    21,183
     Real estate - mortgage                              96,737    88,074
     Installment loans to individuals                    22,602    23,893
     Other                                                2,782     2,509
                                                       --------  --------
                                                        187,515   170,118
     Less allowance for loan losses                      (3,455)   (3,039)
                                                       --------  --------

                                                       $184,060  $167,079
                                                       ========  ========

   Included in the above are customer demand deposits in overdraft status of approximately $398,000 at December 31, 2002, and $381,000 at
   December 31, 2001.

   Allocation of gross loans according to interest were approximately:

                                                          December 31,
                                                       ------------------
                                                         2002      2001
                                                       --------  --------
                                                         (In thousands)

     Fixed rates                                       $110,882  $106,514
     Variable rates                                      76,043    63,109
     Non-accrual                                            590       495
                                                       --------  --------

                                                       $187,515  $170,118
                                                       ========  ========

   Transactions in the allowance for loan losses were as follows:

                                                 Years Ended December 31,
                                                -------------------------
                                                  2002     2001     2000
                                                -------  -------  -------
                                                     (In thousands)

     Balance at beginning of year               $ 3,039  $ 2,920 $  2,716
     Charge-offs during year                       (738)    (866)    (383)
     Recoveries on loans previously
       charged off                                  482      284      261
     Provision charged to operating expense         672      701      326
                                                -------  -------  -------

     Balance at end of year                     $ 3,455  $ 3,039  $ 2,920
                                                =======  =======  =======

   At December 31, 2002 and 2001, the recorded investment in loans considered to be impaired totaled approximately $958,000 and $842,000, respectively.  The allowance for loan losses related to these loans approximated $161,000 and $138,000 at December 31, 2002 and 2001,
   respectively.  The average recorded investment in impaired loans during the years ended December 31, 2002 and 2001, was approximately $1,336,000 and $540,000, respectively.  For the years ended December 31, 2002 and
   2001, the amount of income recognized on impaired loans was immaterial.
   At December 31, 2002 and 2001, nonaccrual loans amounted to approximately
   $590,000 and $495,000, respectively, and loans past due ninety days or more and still accruing interest amounted to approximately $307,000 and
   $333,000, respectively.

NOTE E - PREMISES AND EQUIPMENT

   Premises and equipment are stated at cost, less accumulated depreciation and amortization as follows:

                                                             December 31,
                                        Estimated Useful   ________________
                                          Life in Years      2002     2001
                                        ----------------   -------  -------
                                                            (In thousands)

     Land                                       -          $ 2,456  $ 2,438
     Buildings and improvements               10-40         10,603    9,663
     Furniture and equipment                   3-10          4,650    4,057
                                                           -------  -------
                                                            17,709   16,158
     Less accumulated depreciation
       and amortization                                     (4,714)  (4,110)
                                                           -------  -------

                                                           $12,995  $12,048
                                                           =======  =======

   The amount charged to operating expense for depreciation was $679,000 for
   2002, $632,000 for 2001, and $622,000 for 2000.

NOTE F - TIME DEPOSITS

   Projected maturities of time deposits at December 31, 2002, are as follows (in thousands):

                           2003            $ 92,624
                           2004               3,703
                           2005               2,582
                           2006              11,168
                           2007               6,838
                        Thereafter            4,178
                                           --------

                                           $121,093
                                           ========

NOTE G - BORROWED FUNDS

   Borrowed funds consisted of the following:
                                                            December 31,
                                                           --------------
                                                            2002    2001
                                                           ------  ------
                                                           (In thousands)

     FHLB advances                                         $9,613  $6,678
     Treasury tax and loan note                               316     463
                                                           ------  ------

                                                           $9,929  $7,141
                                                           ======  ======

   The Bank has outstanding advances from the Federal Home Loan Bank
   (FHLB) under a Blanket Agreement for Advances and Security Agreement
   (Agreement). The Agreement entitles the Bank to borrow funds from
   FHLB to fund mortgage loan programs and to satisfy certain other funding needs. The advances are secured by FHLB capital stock, amounts on deposit with the FHLB, and first mortgage, small business and agricultural loans.

   Advances from the FHLB have maturity dates ranging from February,
   2003, through May, 2017.  Interest is payable monthly at rates ranging from 2.178% to 6.575%.  The treasury tax and loan note generally matures within 1 to 60 days from the transaction date.
   Interest is paid at an adjustable rate as set by the U. S. Government.

   Annual principal repayment requirements on FHLB borrowings at
   December 31, 2002, are as follows:

                          Year                 Amount
                       ----------              ------
                                           (In thousands)

                          2003                 $4,569
                          2004                  3,573
                          2005                     78
                          2006                     84
                          2007                     89
                       Thereafter               1,220

   The Bank periodically utilizes its credit line with the Federal Home
   Loan Bank for short-term funding needs. The amount of unused credit at December 31, 2002, was approximately $67 million.  This excludes a
   $10 million letter of credit initiated in 2001 and expiring in 2003.
   As of December 31, 2002, no draws have been made on this letter of credit.

NOTE H - EMPLOYEE RETIREMENT PLANS

   The Bank has a defined contribution plan which incorporates the provisions of a deferred compensation plan [401(k)] covering all employees who perform 1,000 hours of service annually, have one year of service and are age twenty-one or older. The Bank's contribution is 2% of salaries, and employees may contribute up to 15% of their salary which is matched by the Bank up to an additional 3%.
   Additional Bank contributions are subject to Board discretion. The
   Bank's contribution was approximately $196,000 for 2002, $164,000 for
   2001, and $153,000 for 2000.

   The Bank also has an employee stock ownership plan (ESOP) covering the same group of employees as the 401(k) plan, which is funded at the discretion of the Board. The ESOP invests primarily in the stock of Corporation.  Dividends on ESOP shares are recorded as a reduction of retained earnings and the shares are considered outstanding for earnings per share computation. Bank contributions were approximately
   $178,000 for 2002 and 2001, and $147,000 for 2000.  The ESOP held
   174,385 and 175,106 shares of Corporation common stock, all of which were allocated shares, at December 31, 2002 and 2001, respectively.

NOTE I - INCOME TAXES

   The provision for income taxes, including the tax effects of securities transactions [2002: $0; 2001: $(981); 2000:
   $(145,463)], is as follows:

                                                Years Ended December 31,
                                               -------------------------
                                                 2002     2001     2000
                                               -------  -------  -------
                                                     (In thousands)

     Current tax expense                       $ 1,799  $ 1,874  $ 1,146
     Deferred tax benefit                         (133)     (60)     (67)
                                               -------  -------  -------

                                               $ 1,666  $ 1,814  $ 1,079
                                               =======  =======  =======

   Deferred tax assets and liabilities resulted from the following:

                                                          December 31,
                                                        ----------------
                                                          2002     2001
                                                        -------  -------
                                                          (In thousands)
     Deferred tax assets:
       Allowance for loan losses                        $ 1,074  $   919
                                                        -------  -------

     Deferred tax liabilities:
       Premises and equipment                              (183)    (265)
       Unrealized gain on securities
         available-for-sale                                (968)    (584)
       Other                                               (104)     -
                                                        -------  -------
                                                         (1,255)    (849)
                                                        -------  -------

     Net deferred tax asset (liability)                 $  (181) $    70
                                                        =======  =======

   The difference between the total expected tax expense at the federal tax rate of 34% and the reported income tax expense is as follows:

                                                Years Ended December 31,
                                               -------------------------
                                                 2002     2001     2000
                                               -------  -------  -------
                                                    (In thousands)

   Tax on income before income taxes           $ 2,203  $ 2,184  $ 1,802
   Increase (decrease) resulting from:
     Tax-exempt income                            (708)    (710)    (802)
     Disallowed interest expense                    46       83       58
     State income taxes, net of federal
       benefit                                     172      395       81
     Other, net                                    (47)    (138)      60
                                               -------  -------  -------

                                               $ 1,666  $ 1,814  $ 1,079
                                               =======  =======  =======

NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES

   The Bank leases property for branch offices under a noncancellable lease agreement that expires in 2005.  The lease is for a five-year period with an option to renew.  The total minimum rental commitment at December 31, 2002, under the leases is approximately $28,800 which is due as follows:

                               2003            $ 9,600
                               2004              9,600
                               2005              9,600
                               2006                -
                               2007                -
                                               -------
                                               $28,800
                                               =======
   The total rental expense was $16,257, $42,023 and $41,016 for 2002,
   2001 and 2000, respectively.

   The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of the Bank's business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit, commercial letters of credit, credit card agreements, and standby letters of credit.

   A summary of the Bank's approximate commitments and contingent liabilities arising from the normal course of business at December 31 is as follows:

                                                     Contractual Amount
                                                     ------------------
                                                       2002      2001
                                                     --------  --------
                                                       (In thousands)

     Commitments to extend credit                    $ 20,775  $ 16,741
     Credit card arrangements                           2,188     2,108
     Letters of credit                                 14,250    13,059

   Commitments to extend credit, credit card agreements, commercial letters of credit, and standby letters of credit include some exposure to credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for such commitments and financial guarantees are the same as those used for lending activities.  Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk.  No significant losses on commitments were incurred during the three years ended December 31, 2002, nor are any significant losses as a result of these transactions anticipated.

   The Bank is a defendant in various pending and threatened legal actions arising in the normal course of business.  In the opinion of management, based upon the advice of legal counsel, the ultimate disposition of these matters will not have a material effect on the consolidated financial statements.

NOTE K - RELATED PARTY TRANSACTIONS

   In the normal course of business, loans are made to directors and executive officers and to companies in which they have a significant ownership interest.  In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties, are consistent with sound banking practices and are within applicable regulatory and lending limitations.  Such loans amounted to approximately $918,000 and
   $1,309,000 at December 31, 2002 and 2001, respectively.

NOTE L - REGULATORY MATTERS

   Banking regulations require the Bank to maintain certain capital levels and limit the dividends paid by the Bank to the holding company.  Dividends paid by the Bank to the Corporation are the primary source of funds for dividends by the Corporation to its shareholders.

   The Corporation and its subsidiary bank are subject to various regulatory capital requirements administered by the federal and state banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its subsidiary must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-
   balance-sheet items as calculated under regulatory accounting practices.  Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Corporation and its subsidiary bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-
   weighted assets (as defined), and of Tier 1 capital (as defined) to adjusted average total assets (leverage).  Management's contention is that, as of December 31, 2002, the Corporation and its subsidiary bank exceed all capital adequacy requirements.

   At December 31, 2002, the Bank was categorized by regulators as well-
   capitalized under the regulatory framework for prompt corrective action.  A financial institution is considered to be well-capitalized if it has a total risk-based capital ratio of 10% or more, a Tier 1 risk-based capital ratio of 6% or more, and a Tier 1 leverage capital ratio of 5% or more.  There are no conditions or anticipated events that, in the opinion of management, would change the categorization.

   The actual capital amounts and ratios at December 31, 2002 and 2001, are presented in the following table.  No amount was deducted from capital for interest-rate risk exposure.

                                  Security Capital
                                    Corporation
                                   (Consolidated)          Bank
                                  ---------------    ---------------
                                   Amount   Ratio     Amount   Ratio
                                  --------  -----    --------  -----
                                           ($ In Thousands)
     December 31, 2002:
       Total risk-based           $ 35,234  16.1%    $ 33,739  15.5%
       Tier 1 risk-based            32,496  14.9%      31,001  14.2%
       Tier 1 leverage              32,496  10.5%      31,001  10.0%

     December 31, 2001:
       Total risk-based             32,140  16.6%      30,679  15.9%
       Tier 1 risk-based            29,714  15.4%      28,256  14.6%
       Tier 1 leverage              29,714  10.8%      28,256  10.2%

   The minimum amounts of capital and ratios as established by banking regulators at December 31, 2002 and 2001, were as follows:

                                  Security Capital
                                    Corporation
                                   (Consolidated)          Bank
                                  ---------------    ---------------
                                   Amount   Ratio     Amount   Ratio
                                  --------  -----    --------  -----
                                           ($ In Thousands)
     December 31, 2002:
       Total risk-based           $ 17,475   8.0%    $ 17,469   8.0%
       Tier 1 risk-based             8,737   4.0%       8,734   4.0%
       Tier 1 leverage               9,288   3.0%       9,286   3.0%

     December 31, 2001:
       Total risk-based             15,480   8.0%      15,467   8.0%
       Tier 1 risk-based             7,740   4.0%       7,733   4.0%
       Tier 1 leverage               8,286   3.0%       8,276   3.0%

NOTE M - FINANCIAL INSTRUMENTS

   The estimated fair values of the financial instruments, none of which are held for trading purposes, were as follows:

                               December 31, 2002     December 31, 2001
                              --------------------  --------------------
                                         Estimated             Estimated
                              Carrying     Fair      Carrying    Fair
                               Amount      Value      Amount     Value
                              ---------  ---------  ---------  ---------
                                 (In thousands)        (In thousands)
     Financial assets:
       Cash and cash
         equivalents          $  13,705  $  13,705  $  18,803  $  18,803
       Federal funds sold        15,760     15,760      7,150      7,150
       Certificates of
         deposit with
         other banks              1,851      1,851      2,926      2,926
       Securities available-
         for-sale                75,617     75,617     62,773     62,773
       Loans                    184,060    187,426    167,079    161,436
     Financial liabilities:
       Noninterest-bearing
         deposits                32,278     32,278     43,168     43,168
       Interest-bearing
         deposits               233,319    233,319    192,024    192,024
       FHLB and other
         borrowings               9,929      9,929      7,141      7,141

NOTE N - CONCENTRATIONS OF CREDIT

   Most of the loans, commitments, commercial letters of credit and standby letters of credit have been granted to customers in the
   Bank's market area.  Generally such customers are also depositors.
   Investments in state and municipal securities also include governmental entities within the Bank's market area.  The
   concentrations of credit by type of loan are set forth in Note D.
   The distribution of commitments to extend credit approximates the distribution of loans outstanding.  Letters of credit were granted primarily to commercial borrowers.

NOTE O - CONDENSED PARENT COMPANY STATEMENTS

   Balance sheets as of December 31, 2002 and 2001, and statements of income and cash flows for the years ended December 31, 2002, 2001 and
   2000, of Security Capital Corporation (parent company only) are presented below:

                               BALANCE SHEETS

                                                         December 31,
                                                      ------------------
                                                        2002      2001
                                                      --------  --------
                                                        (In thousands)
     Assets
       Cash and cash equivalents                      $    654  $    521
       Investment in subsidiaries                       36,922    33,542
       Other assets                                        328       398
                                                      --------  --------

                                                      $ 37,904  $ 34,461
                                                      ========  ========
     Liabilities and Shareholders' Equity
       Other liabilities                              $     47  $     32
       Shareholders' equity                             37,857    34,429
                                                      --------  --------

                                                      $ 37,904  $ 34,461
                                                      ========  ========

                          STATEMENTS OF INCOME

                                                 Years Ended December 31,
                                                 ------------------------
                                                   2002    2001    2000
                                                  ------  ------  ------
                                                      (In thousands)
     Income
       Dividends from subsidiary                  $2,145  $2,090  $1,815
       Other                                          12      18     130
                                                  ------  ------  ------
                                                   2,157   2,108   1,945
     Expense                                         125      68      94
                                                  ------  ------  ------
     Income before income taxes and equity in
       undistributed earnings of subsidiaries      2,032   2,040   1,851
     Income tax benefit                               45      21     -
     Income before equity in undistributed
       earnings of subsidiaries                    2,077   2,061   1,851
     Equity in undistributed earnings of
       subsidiaries in excess of dividends         2,735   2,550   2,371
                                                  ------  ------  ------

     Net income                                   $4,812  $4,611  $4,222
                                                  ======  ======  ======

                            STATEMENTS OF CASH FLOWS

                                               Years Ended December 31,
                                               -------------------------
                                                 2002     2001     2000
                                               -------  -------  -------
                                                      (In thousands)

     Cash Flows From Operating Activities
       Net income                              $ 4,812  $ 4,611  $ 4,222
       Equity in subsidiaries' earnings in
         excess of (less than) dividends        (2,735)  (2,550)  (2,371)
       Other, net                                  (28)      (6)      10
                                               -------  -------  -------

       Net cash provided by operating
         activities                              2,049    2,055    1,861
                                               -------  -------  -------

     Cash Flows From Investing Activities          -        -        225
                                               -------  -------  -------

     Cash Flows From Financing Activities
       Dividends paid on common stock           (2,023)  (1,819)  (1,632)
       Repayment of debt                           114      -        -
       Other, net                                   (7)     (15)    (299)
                                               -------  -------  -------

       Net cash used in financing activities    (1,916)  (1,834)  (1,931)
                                               -------  -------  -------

     Net increase in cash and cash
       equivalents                                 133      221      155

     Cash and cash equivalents at
       beginning of year                           521      300      145
                                               -------  -------  -------
     Cash and cash equivalents at
       end of year                             $   654  $   521  $   300
                                               =======  =======  =======

PART III

ITEM 1.  INDEX TO EXHIBITS

The following Exhibits are hereby filed as part of this Form 10:

Exhibit #                 Name of Exhibit

2.1                       Articles of Incorporation of the Corporation.

2.2                       Bylaws of the Corporation.

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, there unto duly authorized.

                                                    Security Capital Corporation

                                                    By    /s/ Frank West
                                                       ------------------------------------------
                                                          Frank West, Chief Executive Officer

                                                    By   /s/ Connie Hawkins
                                                       ------------------------------------------
                                                          Connie Hawkins, Chief Financial Officer

Date:  March 24, 2003
     ----------------------------

Exhibit 2.1

                                             ARTICLES OF INCORPORATION

                                                         OF

                                            SECURITY CAPITAL CORPORATION

                                                    (as amended)

The undersigned natural persons of the age of twenty-one (21) years or more, acting as incorporators of a Corporation under the Mississippi Business Corporation Act, hereby adopt the following Articles of Incorporation for such corporation:

FIRST: The name of the Corporation is SECURITY CAPITAL CORPORATION.

SECOND: The Period of its duration is ninety-nine (99) years.

THIRD: The specific purposes for which the Corporation is organized stated in general terms are:

To acquire, receive, hold and own stock and securities of a commercial bank, or, if permitted by law, banks, with or without trust powers, and the stock and securities of other businesses which are incidental or related to the business of banking or the furnishing of financial services.

To acquire the whole or any part of the business, goodwill, rights, stocks, or other assets of any corporation, firm, organization, association or other entity, and to undertake or assume in connection therewith the whole or any part of the liabilities and obligations thereof, to effect any such acquisition in whole or in part by delivery of cash or other property, including securities issued by the Corporation, or by any other lawful means.

To cause to be organized one or more corporations, firms, organizations, associations, or other entities and to cause the same to be dissolved, wound up, liquidated, merged or consolidated. To make, establish and maintain investments in securities and to supervise and manage such investments.

To furnish goods and to render service, assistance, and advice to, and act as representative or agent in the management and operation of any corporation, firm, organization, association, or other entity.

To carry on the business of a bank holding company as defined in the federal Bank Holding Company Act of 1956, as amended, and to do all acts and things now and hereafter permitted to be done by such a company.

To engage in any business activity not prohibited by law.

The Corporation shall possess and may exercise all powers necessary or convenient to effect any or all of the foregoing purposes, and the enumeration herein of any specific purposes or powers shall not be held to limit or restrict in any manner the exercise by the Corporation of the general powers now or hereafter conferred by the laws of the State of Mississippi upon corporations formed under the Mississippi Business Corporation Act.

FOURTH: The aggregate number of shares which the Corporation shall have authority to issue is 5,000,000 shares of common stock, all of one class, having a par value of $5.00 each.

FIFTH: The Corporation will not commence business until consideration of the value of at least One Thousand Dollars ($1,000.00) has been received for the issuance of shares.

SIXTH: The shareholders of this Corporation shall have no pre-emptive right to acquire unissued or treasury shares of the Corporation, or obligations of the Corporation convertible into such shares.

SEVENTH: The post office address of the Corporation’s initial registered office is Post Office Box 690, 201 Highway 6 East, Batesville, Mississippi, and the name of its initial registered agent at such address is John Meacham, Jr.

EIGHTH: The number of directors constituting the initial board of directors of the Corporation is 9, and the names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and shall qualify are:

      NAME:                                     ADDRESS:

Albert Barnett                         Route 1
                                       Courtland, Mississippi 38620

Joe M. Brown                           Route 1, Box 146X
                                       Marks, Mississippi 38646

J. C. Dunlap                           Route 4
                                       Batesville, Mississippi 38606

Hubert Haynes                          Route 1
                                       Lambert, Mississippi 38643

John Meacham, Jr.                      204 West Street
                                       Batesville, Mississippi 38606

John Mothershed                        Route 3
                                       Batesville, Mississippi 38606

Larry J. Pratt                         Route 3
                                       Batesville, Mississippi 38606

R. T. Riser                            210 Kyle Street
                                       Batesville, Mississippi 38606

J. Q. West                             Old Highway 51 North
                                       Sardis, Mississippi 38666

The number of directors constituting the Board of Directors of the Corporation shall not be less than nine (9), and such directors shall be divided into three (3) classes, with each class to be as nearly equal in number as possible, with the term of office of directors of the first class to expire at the first annual meeting of the shareholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class to expire at the third annual meeting after their election. At each annual meeting after such classification the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the third succeeding annual meeting.

NINTH: If any person, firm or corporation, (herein referred to as the Tender Offeror) or any person, firm, or corporation controlling the Tender Offeror, controlled by the Tender Offeror, or under common control with the Tender Offeror, or any group of which the Tender Offeror or any of the foregoing persons, firms, or corporations are members, or any other group controlling the Tender Offeror, controlled by the Tender Offeror, or under common control with the Tender Offeror owns of record, or owns beneficially, directly or indirectly, more than 10% of any class of equity voting security of this Corporation with the Tender Offeror, then any merger or consolidation of this Corporation with the Tender Offeror, or any sale, lease, or exchange of substantially all of the assets of this Corporation or of the Tender Offeror to the other may not be effected under the laws of Mississippi unless a meeting of the shareholders of this Corporation is held to vote thereon and the votes of the holders of voting securities of this Company representing not less than 80% of the votes entitled to vote thereon, vote in favor thereof. As used herein, the term group includes persons, firms, and corporations acting in concert, whether or not as a formal group, and the term equity security means any share or similar security; or any security convertible, with or without consideration, into such a security, or carrying any warrant to subscribe to or purchase such a security; or any such warrant or right. The foregoing provisions is to require in the described instances a greater vote of shareholders than is required by Mississippi Code of 1972 Section 79-3-145 (dealing with mergers and consolidations) and Section 79-3-157 (dealing with sales, mortgages, etc., of assets outside the ordinary course of business). The provisions of this Article NINTH shall not be amended, changed or repealed without a similar 80% vote of the voting securities in this Corporation, which is a greater vote than required by Mississippi Code of 1972 Section 79-3-117 (dealing with amendments to those Articles of Incorporation).

TENTH: The name and post office address of each incorporator is:

         JOHN MEACHAM, JR.                            204 West Street
                                                      Batesville, Mississippi 38606

         LARRY J. PRATT                               Route 3
                                                      Batesville, Mississippi 38606

         dated 8 September 1982                       s/ John Meacham, Jr.

                                                      s/ Larry J. Pratt

ELEVENTH: Any shareholder desiring to sell any of the shares of the Corporation shall first offer said shares to the Corporation in the following manner:

(a) ______ Such shareholder shall give written notice by registered mail to the Secretary of the Corporation of his intention to sell such shares. Said notice shall specify the number of shares to be sold, the price per share, and the terms upon which the sale is to be made. The Corporation shall have ten (10) days from the receipt of such notice with which to exercise its option to purchase all or any full number of the shares so offered. Such purchase may be authorized by the Board of Directors without any action by the shareholders of the Corporation. However, the provision hereof shall not apply to sales of stock between shareholders of the Corporation.

(b) ______ In the event that the Corporation should fail to purchase all or any full number of such shares within the said ten (10) day period, then the shareholders wishing to make such sale shall be under no limitations as to any such shares not purchased except same cannot be sold for less than the price per share offered to the Corporation.

(c) ______ Any sale of the shares of the Corporation shall be null and void unless the provisions of this Article are strictly observed and followed.

(d) ______ The terms of this provision shall apply only to proposed transfers of shares for consideration; such terms do not apply to gifts of shares nor to bequests of shares.

(e) ______ Any shareholder shall be permitted to pledge any of his shares in the Corporation to any individual, bank, insurance company, or similar lender, however, the sale of any such stock so pledged and subsequently assigned to any such lender as a result of default shall be subject to the terms hereof.

STATE OF MISSISSIPPI

COUNTY OF PANOLA

Personally appeared before me, the undersigned authority in and for the aforesaid jurisdiction, the within named JOHN MEACHAM, JR., and LARRY J. PRATT, incorporators of the Corporation known as SECURITY CAPITAL CORPORATION, who acknowledged that they signed and executed the above and foregoing Articles of Incorporation as their act and deed on the day and year therein mentioned.

GIVEN UNDER MY HAND AND SEAL, this the 8th day of September, 1982.

                                                      s/ Ben Barrett Smith

My commission expires
2 January 1983
(NOTARIAL SEAL)

The Secretary then presented the stock-certificate book and the corporate seal of SECURITY CAPITAL CORPORATION (the impression of the seal being affixed to the margin hereof), and on motion duly made and passed, the same was unanimously adopted.

The Secretary presented, and read section by section, a draft of By-Laws of the Corporation, which were duly adopted after discussion, by a unanimous vote of the directors; and the said By-Laws were ordered to be spread on the minutes hereof, and are as follows, to-wit:

Exhibit 2.2

                                                       BY-LAWS

                                                         OF

                                            SECURITY CAPITAL CORPORATION

                                               INCORPORATED UNDER THE

                                          LAWS OF THE STATE OF MISSISSIPPI

                                                      ARTICLE I

                                                      OFFICERS

1. The principal office of the Corporation shall be at 201 Highway 6 East, Batesville, Mississippi.

2. The Corporation may also have offices at such other places as the Board of Directors may from time to time appoint, or as the business of the Corporation may require.

                                                     ARTICLE II

                                               STOCKHOLDERS' MEETINGS

1. All meetings of the Stockholders shall be held at the principal office of the Corporation at 201 Highway 6 East, Batesville, Mississippi, or at such other place as shall be determined, from time to time, by the Board of Directors, and the place at which meeting shall be held shall be stated in the notice and call of meeting. A change in the place of meeting shall not be made within thirty (30) days next before the day on which an election of directors is held, and a notice of any change shall be given to each Stockholder twenty (20) days before the election is to be held.

2. Annual meeting of the Stockholders of the Corporation for the election of directors to succeed those whose terms expire and for voting shares held by each, shall be prepared by the Secretary, who shall have charge of the stock ledger, and filed in the office where the election is to be held, at least ten (10) days before every election, and shall, during the usual hours for business and during the whole time of said election, be open to the examination of any Stockholder.

3. The Order of Business at the annual meeting of Stockholders shall be as follows:

                  (a)      Calling meeting to order
                  (b)      Proof of notice of meeting
                  (c)      Reading of minutes of last previous annual meeting
                  (d)      Reports of officers
                  (e)      Reports of committees
                  (f)      Election of directors
                  (g)      Miscellaneous business

4. Special meetings of the Stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President, or in his absence by the Vice-President, or by a majority of the Board of Directors, and shall be called at any time by the President, Vice-President, or the Secretary-Treasurer, upon the request of Stockholder owning twenty-five per cent (25%) of the outstanding stock of the Corporation entitled to vote at such meeting. Business transacted at all special meetings shall be confined to the objects stated in the call.

5. Notice of the time and place of the annual meeting of Stockholders shall be given by mailing written or printed notice of the same at least ten (10) days, and not more than fifty (50) days, prior to the meeting, and notice of the time and place of special meeting shall be given by written or printed notice of the same at least the transaction of such other business as may properly come before the meeting, shall be held each year on the Fourth Thursday of February at 10:00 o’clock A. M., or within 30 days prior to or following said date. If the annual meeting of the Stockholders be not held as herein provided, the election of directors may be held at any meeting thereafter on call pursuant to these By-laws.

The voting at all meetings of Stockholders may be voice vote, but any qualified voter may demand a stock vote, whereupon such stock vote shall be taken by ballot, each of which shall state the name of the Stockholder voting and the number of shares voted by him, and if such ballot be cast by a proxy, it shall also state the name of such proxy.

At any meeting of the Stockholders, every Stockholder having the right to vote shall be entitled to vote in person, or by proxy appointed by an instrument in writing subscribed by such Stockholder and bearing a date not more than eleven (11) months prior to said meeting. Each Stockholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation, and except where the transfer books of the Corporation shall have been closed or a date shall have been fixed as a record date for the determination of its Stockholders entitled to vote, no share of stock shall be voted which shall have been transferred on the books of the Corporation within twenty (20) days next preceding such election of directors.

A complete list of the Stockholders entitled to vote at the ensuing election, arranged in alphabetical order, and the number of five (5) days, and not more than fifty (50) days, prior to the meeting, with postage prepaid, to each Stockholder of record of the Corporation entitled to vote at such meeting, and address appearing on the corporate books of the Corporation. The Board of Directors may fix in advance the date, not exceeding fifty (50) days preceding the date of any meeting of Stockholders, as a record date for the determination of the Stockholders entitled to notice of and to vote at any such meeting.

6. A quorum at any annual or special meeting of Stockholders shall consist of Stockholders representing, either in person or by proxy, a majority of the outstanding capital stock of the Corporation entitled to vote at such meeting, except as otherwise special provided by law or in the Certificate of Incorporation.

If a quorum be not present at a properly called Stockholders’ meeting, the meeting may be adjourned by those present, and if a notice of such adjourned meeting, sent to all Stockholders entitled to vote thereat, contains the time and place of holding such adjourned meeting and a statement of the purpose of the meeting, that the previous meeting failed for lack of a quorum, and that under the provisions of this section, it is proposed to hold the adjourned meeting with a quorum of those present, then, at such adjourned meeting, except as may be otherwise required by law or provided in the Certificate of Incorporation, any number of Stockholders entitled to vote thereat, represented in person or by proxy, shall constitute a quorum, and the votes of a majority in interest of those present at such meeting shall be sufficient to transact business.

7. Two inspectors of election shall be appointed by the Board of Directors, before or at each meeting of the Stockholders of the Corporation at which an election of directors shall take place; if no such appointment shall have been made or if the inspectors appointed by the Board of Directors shall refuse to act or fail to attend, then the appointment shall be made by the presiding officer at the meeting. The inspectors shall receive and take in charge all proxies and ballots and validity of proxies, and the acceptance and rejection of votes. In case of a tie vote by the inspectors on a question, the presiding officer shall decide.

                                                     ARTICLE III

                                                 BOARD OF DIRECTORS

1. The management of the affairs, property, and business of the Corporation shall be vested in a Board of Directors. The number of directors constituting the Board of Directors of the Corporation shall not be less than nine (9), and such directors shall be divided into three (3) classes, with each class to be as nearly equal in number as possible, with the term of office of directors of the first class to expire at the first annual meeting of the shareholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class to expire at the third annual meeting after their election. At each annual meeting after such classification the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the third succeeding annual meeting.

2. The number of directors may at any time be increased or decreased by a vote of a majority of the Stockholders entitled to vote, at any regular or special meeting, if the notice of such meeting contains a statement of the proposed increase or decrease; and in case of any such increase, the Stockholders at any general or special meeting shall have the power to elect such additional directors to hold office until the next annual meeting of the Stockholders, and until their successors are elected and qualified.

3. All vacancies in the Board of Directors, whether caused by resignation, death, or otherwise, shall be filled by an election at an annual meeting of the Stockholders or at a special meeting of the Stockholders called for that purpose, at which meeting a majority of the stock shall be represented and voting.

4. The first meeting of each newly elected Board shall be held at such time and place as shall be fixed by the vote of the Stockholders at the annual meeting, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a majority of the whole board shall be present; or they may meet at such place and time as may be fixed by the consent in writing of all the directors.

5. Regular meetings of the Board of Directors may be held without notice at the principal office of the Corporation, or at such other place or places, as the Board of Directors may from time to time designate.

6. Special meetings of the Board of Directors may be called at any time by the President, or, in his absence, by the Vice President, or by any two (2) Directors, to be held at the principal office of the Corporation or at such other place or places, as the Directors may from time to time designate.

7. Notice of all special meetings of the Board of Directors shall be given to each director by three (3) days service of the same by telegram, letter or personally.

8. A quorum at all meetings of the Board of Directors shall consist of a majority of the whole Board; but less than a quorum may adjourn any meeting, which may be held on a subsequent date without further notice, provided a quorum be present at such deferred meeting.

9. Standing or temporary committees may be appointed from its own number by the Board of Directors from time to time, and the Board of Directors may from time to time invest such committees with such powers as it may see fit, subject to such conditions as may be pre scribed by such Board. An executive committee may be appointed by resolution passed by a majority of the whole Board; it shall have all the powers provided by statute, except as specially limited by the Board. All committees so appointed shall keep regular minutes of the transactions of their meetings, and shall cause them to be recorded in books kept for that purpose in the office of the Corporation, and shall report the same to the Board of Directors at its next meeting.

10. No stated salary shall be paid directors, as such, for their services, but, by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular and special meeting of such Board; provided that nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

                                                     ARTICLE IV

                                                      OFFICERS

1. The officers of the Company shall be President, one or more Vice-Presidents, Secretary and Treasurer who shall be elected for one year by the Directors at their first meeting after the annual meeting of Stockholders and who shall hold office until their successors are elected and qualified. The Board of Directors may also choose additional Assistant Secretaries and Assistant Treasurers. Any two (2) offices, but not more than two (2), may be held by the same person, except the President cannot be Secretary.

2. The President shall be the chief executive officer of the Company. He shall preside at all meetings of Stockholders and directors and have general supervision of the affairs of the Corporation, and shall sign and countersign all certificates, deeds, trust deeds, mortgages, leases, contracts, and other instruments of the Corporation as authorized by the Board of Directors, and shall make reports to the Board of Directors and Stockholders, and shall perform all such other duties as are incident to this office or are properly required of him by the Board of Directors.

3. The Vice Presidents, in the order designated by the Board of Directors, shall exercise the functions of the President during the absence or disability of the President. Each Vice President shall have such powers and discharge such duties as may be assigned to him from time to time by the Board of Directors.

4. The Secretary shall issue notices for all meetings, except that notice for special meetings of directors called at the request of two (2) directors as provided in Section 6 of Article III of the By-laws may be issued by such directors, shall keep minutes of all meetings, shall have charge of the seal and the corporate books and shall make such reports and perform such other duties as are incident to his office, or are properly required of him by the Board of Directors. He shall sign with the President all deeds, trust deeds, mortgages, leases, contracts, and other papers when necessary.

5. The Assistant Secretaries, in the order designated by the Board of Directors, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary, and shall perform such other duties as the Board of Directors shall prescribe.

6. The Treasurer shall have the custody of the money and securities of the Corporation and shall keep regular books of account. He shall disburse the funds of the Corporation in payment of the just demands against the Corporation, or as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Board of Directors from time to time as may be required of him, an account of all his transactions as Treasurer and of the financial condition of the Corporation. He shall perform all duties incident to his office or which are properly required of him by the Board of Directors.

7. The assistant Treasurers, in the order designated by the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties as the Board of Directors shall prescribe.

8. In case of the absence or inability to act of any officer of the Corporation and of any person herein authorized to act in his place, the Board of Directors may from time to time delegate the powers or duties of such officer to any other officer, or any Director or other person whom the Board of Directors may select.

9. Vacancies in any office arising from any cause may be filled by the Board of Directors at any regular or special meeting.

10. The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors.

11. The officers of the Corporation shall hold office until their successors are chosen and qualified. Any officer elected or appointed by the Board of Directors may be removed at any time, with or without cause, by the affirmative vote of a majority of the whole Board of Directors.

12. The Board of Directors may, by resolution, require any and all of the officers to give bond to the Corporation, with sufficient surety or sureties, conditioned for the faithful performance of the duties of their respective offices, and to comply with such other conditions as may from time to time be required by the Board of Directors.

                                                      ARTICLE V

                                                        STOCK

1. Certificates of stock shall be issued in numerical order, and each Stockholder shall be entitled to a Certificate signed by the President or Vice President and the Treasurer, or any Assistant Treasurer, or the Secretary or any Assistant Secretary, certifying to the number of shares owned by him.

2. Transfers of stock shall be made only upon the transfer books of the Corporation kept at the office of the Corporation.

3. Registered Stockholders only shall be entitled to be treated by the Corporation as the holders in fact of the stock standing in their respective names, and the Corporation shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as expressly provided by the laws of Mississippi.

4. In case of loss or destruction of any certificate of stock, another may be issued in its place upon proof of such loss or destruction, and upon the giving of a satisfactory bond of indemnity to the Corporation in such sum as the Board of Directors may provide.

5. Regulations - The Board of Directors shall have power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer, conversion and registration of Certificates for shares of the capital stock of the Corporation, not inconsistent with the laws of Mississippi, the Certificate of Incorporation of the Corporation, and these By-laws.

6. Any Shareholder desiring to sell any of the shares of the Corporation shall first offer said shares to the Corporation in the following manner:

(a) Such Shareholder shall give written notice by registered mail to the Secretary of the Corporation of his intention to sell such shares. Said notice shall specify the number of shares to be sold, the price per share, and the terms upon which the sale is to be made. The Corporation shall have 10 days from the receipt of such notice with which to exercise its option to purchase all or any full number of the shares so offered. Such purchase may be authorized by the Board of Directors without any action by the Shareholder of the Corporation.

(b) In the event that the Corporation should fail to purchase all of such shares within the said 10 day period, then the Stockholder wishing to make such stock sale shall be under no limitations as to same.

(c) Any sale of the shares of the Corporation shall be null and void unless the provisions of this Article are strictly observed and followed:

                                                     ARTICLE VI

                                                DIVIDENDS AND FINANCE

1. Dividends may be declared by the Board of Directors and paid out of the annual net profits of the Corporation or out of its net assets in excess of its capital, subject to the conditions and limitations imposed by law or by the Certificate of Incorporation of the Corporation.

2. Before making any distribution of profits there may be set aside out of the net profits of the Corporation, such sums or sums as the Directors, from time to time, in their absolute discretion, may deem expedient, as a reserve fund to meet contingencies, or for equalizing dividends, or for maintaining any property of the Corporation, or for any other purpose, and any profits of any year not distributed as dividends shall be deemed to have been thus set apart until otherwise disposed of by the Board of Directors.

3. The moneys of the Corporation shall be deposited in the name of the Corporation in such bank or banks or trust company or trust companies, as the Board of Directors shall designate, and shall be drawn out only by check signed by persons designated by resolution of the Board of Directors.

4. The fiscal year of the Corporation shall begin on the first day of January in each year, unless otherwise provided by the Board of Directors.

                                                     ARTICLE VII

                                                  BOOKS AND RECORDS

1. The books, accounts and records of the Corporation shall be kept at its registered office or principal place of business or at the office of its transfer agent or register or at such place or places as the Board of Directors may from time to time appoint, except that it shall keep at its registered office or principal place of business or at the office of its transfer agent or register a record of its Shareholders giving the names and addresses of all Stockholders and the number and class of the shares held by each.

2. Any person who shall have been a Shareholder of record for at least six (6) months immediately preceding his demand or who shall be the holder of record of at least one per cent (1%) of all of the outstanding shares of the corporation, upon written demand stating the purpose thereof, shall have the right to examine, in person, or by agent or attorney, at any reasonable time or times, for any proper purpose, its books and records of account, minutes and record of Shareholders and to make extracts therefrom.

                                                    ARTICLE VIII

                                                        SEAL

1. The Corporate Seal of the Corporation shall consist of two concentric circules, between which shall be the name of the Corporation, and in the center shall be inscribed the year of its incorporation and the words, “Corporate Seal, Mississippi”.

                                                     ARTICLE IX

                                                AMENDMENTS OF BY-LAWS

1. Alternations, amendments or repeals of the By-laws may be made by a majority of the Board of Directors entitled to vote at any regular meeting and upon proper presentation of same at said meeting.

Upon motion duly made and passed that the Board of Directors be composed of nine (9) members until and unless changes as provided in said By-Laws; the following were declared to be Directors to serve until the annual meeting of the stockholders at which time their terms expire, or until their successors are elected:

         Class of 1984 (Term expiring        John Meacham, Jr.
         February, 1984)                     Larry J. Pratt
                                             R. T. Riser

         Class of 1985 (Term expiring        J. C. Dunlap
         February, 1985)                     J. Q. West
                                             Albert Barnett

         Class of 1986 (Term expiring        Joe M. Brown
         February, 1986)                     Hubert H. Haynes
                                             John M. Mothershed

Upon an election being held, the following were elected officers of the company to serve until the Second Tuesday of October, 1983, or until their successors are elected and qualify:

         JOHN MEACHAM, JR.          Chairman, President, & Chief Executive Officer

         R. T. RISER                Vice President

         LARRY J. PRATT             Secretary-Treasurer

Upon motion duly made and seconded, the following Resolution was unanimously adopted:

RESOLVED, That Batesville Security Bank, Batesville, Mississippi, be and it is hereby selected as a depository for the funds of this corporation, and that until it shall be otherwise notified in writing as hereinafter provided, said bank be and it is hereby authorized to accept and receive for deposit or collection any and all items purporting to be endorsed in the corporate name of this corporation and to make payments from the funds of this corporation on deposit with it upon and according to the check of this corporation signed by any of the following, and such others as may from time to time hereafter be authorized to sign the checks or drafts of this corporation: Any one of the following officers; John Meacham, Jr., Larry J. Pratt or Robert T. Riser.

RESOLVED FURTHER, That all acts and things that may be done pursuant to the authority of this resolution by the said bank, or by the officers of this corporation be and the same are hereby ratified and approved, and that this resolution remain in full force and effect until written notice of revocation signed by the President, Vice President, Secretary or Treasurer of this corporation shall have been received by said bank.

Upon motion duly made and seconded, the following Resolution was unanimously adopted:

RESOLVED, that the President, or any other officer of this corporation be, and they, are hereby authorized to borrow from time to time on behalf of this corporation from any established banking institution in the State of Mississippi or the State of Tennessee such sums of money, for such periods of time and upon such terms and in such amounts as may to said President or other officer of this corporation, in his or their discretion, seem advisable, and to execute notes or agreements in the form required by said banks, in the name of the corporation, for the payment of any sums so borrowed.

RESOLVED FURTHER, That said officers are hereby authorized to assign or pledge any of the bonds, stocks, bills receivable, bills of lading, warehouse receipts, accounts receivable or other property, real or personal, or assets of the corporation, and to execute deeds of trust on any property belonging to the corporation, for the purpose of securing any moneys so borrowed; to endorse said securities and/or to issue the necessary powers of attorney or assignment for same, and generally to do and perform any and all things which may be necessary or required by said banks in effecting loans for the corporation from said banks.

RESOLVED FURTHER, That the foregoing powers and authority will continue until written notice of revocation has been accepted by any such bank which has acted upon this authority.

RESOLVED FURTHER, That it is desirable and in the best interest of this Corporation that its securities be qualified or registered for sale in various states; that the President or any Vice President and the Secretary or an Assistant Secretary hereby are authorized to determine the states in which appropriate action shall be taken to qualify or register for sale all or such part of the securities of the Corporation as said officers may deem advisable; that said officers are hereby authorized to perform on behalf of this Corporation any and all such acts as they may deem necessary or advisable in order to comply with the applicable laws of any such states, and in connection therewith to execute and file all requisite papers and documents, including, but not limited to, applications, reports, surety bonds, irrevocable consents and appointments of attorneys for service of process; and the execution by such officers of any such paper or document or the doing by them of any act in connection with the foregoing matters shall conclusively establish their authority therefor from this Corporation and the approval and ratification by this Corporation of the papers and documents so executed and the action so taken.

There being no further business to transact at this time, upon motion duly made, seconded and adopted, the meeting was adjourned.

                                                      s/ Larry J. Pratt
                                                      --------------------------------------------------
                                                                 Secretary

It is hereby certified that the foregoing constitute true and correct copies of the Certificate of Incorporation, the Articles of Incorporation, and the By-Laws of Security Capital Corporation.

IN WITNESS WHEREOF the undersigned has caused the signature of its office below named and its corporate seal duly attested to be affixed hereto this the 19th of December, 1983.

                                                      SECURITY CAPITAL CORPORATION

                                                      By: s/ John Meatham, Jr.
                                                          ---------------------------------------------
                                                             John Meacham, Jr., President

ATTEST:

s/ Larry J. Pratt
---------------------------------
Larry J. Pratt, Secretary